2001 ANNUAL REPORT

02024100

ARIS
P.E.
12-31-01


N
NE
E
S
W

Charting a new Course

OHIO CASUALTY CORPORATION

Shareholder Information

he Annual Meeting of Shareholders will be held at 10:30 a.m. on Wednesday, April 17, 2002, in the Ohio Casualty University Auditorium of the Ohio Casualty Corporation Headquarters, 9450 Seward Road, Fairfield, Ohio 45014.

Visit the Ohio Casualty Group Website

www.ocas.com

The Website includes current financial data about Ohio Casualty Corporation, as well as other corporate, product and service information. The site includes information about the Webcast of quarterly conference calls with investment firm analysts to discuss earnings and related matters. Shareholders are welcome to access the calls through the Webcast, as well as reading the press releases posted at www.ocas.com.

Form 10-K Annual Report

The Form 10-K Annual Report for 2001, as filed with the Securities and Exchange Commission, is available without charge upon written request to:

Ohio Casualty Corporation
Office of the Chief Financial Officer
9450 Seward Road
Fairfield, Ohio 45014

Transfer Agent and Registrar

EquiServe Trust Company, N.A.
P.O. Box 2500
Jersey City, New Jersey 07303-2500
1-800-317-4445

Registered holders of common stock may make voluntary cash payments of up to $60,000 yearly toward the purchase of Ohio Casualty Corporation shares. Participation is entirely voluntary.

Operational Highlights

- New Corporate Strategic Plan and new organizational structure
- Development of Executive Management Team
- Announcement — Ohio Casualty of New Jersey, Inc. agreed to transfer obligations to renew its private passenger auto business in New Jersey
- Stock price performance: 60.5 percent increase in 2001
- Improvement in statutory combined ratios, as indicated in the graph at right *(Note: Graph excludes $40.6 million New Jersey transfer fee, which added 2.7 points to the 2001 statutory combined ratios.)*

All Lines Statutory Combined Ratios



120
118
116
114
112
110
108
106
104
102
100
112.6%
119.2%
108.8%
117.4%
2001
2000
2001
2000
CALENDAR YEAR
ACCIDENT YEAR

Corporate Profile

Ohio Casualty Corporation is the holding company of The Ohio Casualty Insurance Company, which is one of six property-casualty subsidiary companies that make up Ohio Casualty Group. The Ohio Casualty Insurance Company was founded in 1919 and is licensed in 49 states. Ohio Casualty Group is ranked 37th among U.S. property/ casualty insurance groups based on net premiums written (*Best's Review*, July 2001). The Group's member companies write auto, home and business insurance. Ohio Casualty Corporation trades on the NASDAQ Stock Market under the symbol OCAS and had assets of approximately $4.5 billion as of December 31, 2001.

Directors Profile

Terrence J. Baehr
Vice President, Sales East Region,
IBM Corporation

Arthur J. Bennert
Retired Executive Officer of the
Corporation and its Subsidiaries

Jack E. Brown
Executive Vice President
Global AC Nielsen

Dan R. Carmichael, CPCU
President and Chief Executive Officer
of the Corporation

Catherine E. Dolan
Managing Director/Sr. Vice President
Community Development Finance Group
First Union National Bank

Wayne R. Embry
Retired Executive Vice President and
General Manager
Cleveland Cavaliers

Vaden Fitton
Retired First Vice President
First National Bank of Southwestern Ohio

Stephen S. Marcum
Member of the law firm of
Parrish, Fryman & Marcum Co., L.P.A.

Stanley N. Pontius
President and Chief Executive Officer
First Financial Bancorp and its Principal
Subsidiary, First National Bank
of Southwestern Ohio

Edward T. Roeding
President and Chief Executive Officer
Roeding Group Companies

Howard L. Sloneker III
Senior Vice President and Secretary
of the Corporation

Table of Contents

Financial Highlights	2
Letter to Shareholders	3-5
Narrative	6-13
Ten-Year Summary	14-15
Management's Discussion & Analysis (MD&A)	16-27
Consolidated Balance Sheet	28
Statement of Consolidated Income	29
Statement of Consolidated Shareholders' Equity	30
Statement of Consolidated Cash Flows	31
Notes to Consolidated Financial Statements	32-43
Report of Independent Accountants	44

Financial Highlights

(In thousands, except per share and number of shareholders data)	2001	2000	1999
Premiums and finance charges earned	$ 1,506,678	$ 1,533,998	$ 1,554,966
Investment income, less expenses	212,385	205,062	184,287
Income (loss) before realized investment gains (losses), after taxes	(36,431)	(77,695)	1,399
Realized investment gains (losses), after taxes	135,011	(1,554)	104,537
Income from discontinued operations, after taxes	–	–	4,270
Gain on sale of discontinued operations, after taxes	–	–	6,190
Cumulative effect of accounting changes	–	–	(2,255)
Net income (loss)	98,580	(79,249)	114,141
Property and casualty statutory combined ratio	115.3%	119.2%	112.8%
BASIC AND DILUTED EARNINGS PER COMMON SHARE*			
Income (loss) from continuing operations, per share	$ 1.64	$ (1.32)	$ 1.73
Income from discontinued operations, after taxes	–	–	0.07
Gain on sale of discontinued operations, after taxes	–	–	0.11
Cumulative effect of accounting changes	–	–	(0.04)
Net income (loss)	1.64	(1.32)	1.87
Book value	17.97	18.59	19.16
Dividends	–	0.59	0.92
FINANCIAL CONDITION			
Assets	$ 4,524,619	$ 4,489,365	$ 4,476,444
Shareholders' equity	1,080,032	1,116,591	1,150,987
Average shares outstanding - basic*	60,076	60,075	61,126
Average shares outstanding - diluted*	60,209	60,075	61,139
Shares outstanding on December 31*	60,106	60,073	60,083
Number of shareholders	5,700	6,100	6,200

**Adjusted for 2 for 1 stock dividend effective July 22, 1999 (See Note 23).*

To Our Shareholders

At left, President and Chief Executive Officer Dan Carmichael, CPCU, and below, Chairman of the Board Stan Pontius.





Dear Fellow Shareholders:

We began 2001 committed to charting a new course to achieve improved financial performance. From an internal perspective, we were focused on redefining our long-term financial and operational objectives through a new Corporate Strategic Plan. But the events of September 11 reinforced the reality that our industry and Corporation are influenced and controlled by external events as well as our internal resolve. Those events touched us all personally and have altered the way we live our lives. Although the September 11 terrorist attacks resulted in only $3.0 million of losses for the Corporation, the events will have a permanent impact on the insurance industry and the way our Corporation conducts business. This means more than a short-term tightening of the reinsurance market or a temporary increase in commercial lines pricing. How we examine the risks we insure and the way we measure potential losses have fundamentally and forever changed.

In June of 2001, we announced a Corporate Strategic Plan (Plan) that states our Corporate Vision: To be a top-flight mid-tier property and casualty insurer that will achieve above average returns (12 percent after-tax return on equity is our long-term target) and is dedicated to the independent agent distribution channel. We outlined several key points essential to our achieving this vision, including improved speed and flexibility in serving agents and policyholders; highly developed local market knowledge and agency relationships; a rigorous execution of underwriting, pricing and claims handling; a focus on profitability; and a dedication to making it easier for our independent agents to do business with Ohio Casualty Group. The Plan added another level of detail to the "back-to-the-basics" fundamentals in underwriting discipline, expense control, and profitability that began in 2000.

A key ingredient to executing our Plan was first to effectively communicate it to our shareholders, agents, and employees. Following the initial announcement in June, the Executive Management Team traveled to New York to discuss the Plan with analysts and investors. We then visited field offices and agencies throughout the country to share the Plan with all of our agents and employees. We also added a new dimension to communicate with stakeholders by providing an Internet Webcast of the management conference call with analysts for all quarterly earnings releases and other key announcements.

The Plan introduced a new corporate structure with three Business Units: Specialty Commercial Lines; Standard Commercial Lines; and Personal Lines. Each unit is led by an Executive Vice President/Chief Operating Officer and a management team that is charged with the responsibility to profitably grow their lines of business. We completed our senior management team with the additions of experienced officers in the Chief Financial Officer, Chief Technology Officer and Chief Actuary positions. In addition, two key changes were made at the Board of Directors level: the announcement of new Chairman Stan Pontius and the appointment of new Director Edward (Ted) Roeding. As a successful independent agent, Ted brings an important business perspective to Board deliberations. There will be further Board changes in April of 2002 as three veteran directors will announce their retirements: Vaden Fitton, Art Bennert, and Wayne Embry. We thank them for their years of dedicated service to the Board and wish them all the best.

To Our Shareholders

We completed the conversion of the commercial lines business we purchased from the Great American Insurance Companies. The complex conversion process included converting all policies to Ohio Casualty Group member companies' paper and integrating all claims into our system. Many employee teams worked long hours to complete this crucial task, which not only benefits us from a financial perspective but allows us to return our service levels to agents to their traditionally high levels.

Finally, the Corporation completed a major step to improving future profitability in the fourth quarter of 2001 when we announced the decision to transfer the renewal obligations in the New Jersey private passenger auto market to Proformance Insurance Company in order to effectively exit the New Jersey private passenger auto market. Poor underwriting results in this market, caused by the inability of the Group to control the volume of writings and profitability in the line, has caused the Group to lose money in recent years and drained valuable corporate resources. Although there is a cost to be paid to exit this market, the New Jersey transaction allows us to focus on our core competencies and to grow our other lines of business in New Jersey.

Staying the Course

The Plan established financial targets for the Corporation and Business Units to achieve in 2001 through 2003. The actual results for the year 2001 were on target with the Plan. The forecasted all lines statutory combined ratio of 113.7 percent was exceeded after excluding the New Jersey private passenger auto renewal obligation transfer charge, since the New Jersey transaction was not figured into the original plan forecast. The statutory combined ratio for 2001 was 112.6 percent when excluding the $40.6 million charge related to the fees involved with the New Jersey renewal transfer transaction. The improvement in results was achieved through improved underwriting and expense reductions. Underwriting was improved by re-instituting quality underwriting practices and by attaining double-digit renewal price increases in Standard Commercial Lines and in the commercial umbrella/excess line in the Specialty Commercial Lines segment.

Expense reduction efforts that started in 2000 continued, and actions were taken to reduce expenses even further in



Members of the Executive Management Team include, back row, from left: Sr. VP/Human Resources Howard Sloneker III; EVP/COO Specialty Commercial Lines John Busby; Sr. VP/Marketing John Bade; Chief Actuary Tom Schadler; Sr. VP/Claims Ralph Goode; Sr. VP and General Counsel Deb Crane; and EVP/COO Standard Commercial Lines Jeff Haniewich; front row, from left: Sr. VP/Investments Rich Kelly; EVP/COO Personal Lines Beth Riczko; Chief Technology Officer John Kellington; President and CEO Dan Carmichael; and Chief Financial Officer Don McKee.

To Our Shareholders

2001. As part of the Plan, the Corporation adopted an early retirement program which 147 employees accepted. The retirements will fully impact the employee count by the end of 2002. As of December 31, 2001, the employee count was 3,365, compared with 3,470 at December 31, 2000 and 3,889 at December 31, 1999. We also announced plans to close several smaller field offices, consolidating work into larger offices and further reducing staff, and to centralize all of our Direct Report/Direct Response® operations into a new unit that will be located in our Hamilton, Ohio facility. This consolidation will take place throughout next year and will allow us to significantly reduce claims staff and further improve our claims intake service capabilities.

Actions to lower commissions and eliminate workers' compensation policyholder dividends on new and renewal policies also positively impacted underwriting expenses.

Financial Results

Net premiums written for 2001 totaled $1.47 billion while 2000 totaled $1.51 billion. The expected decrease in 2001 was attributable to more selective underwriting practices and the elimination and cancellation of unprofitable business. The Plan projected net premiums written of $1.41 billion. Higher than expected renewal price increases led to the higher actual net premiums written. The Corporation reported a net operating loss for the year 2001 of $36.4 million, compared with a net operating loss of $77.7 million for 2000. The 2001 operating loss was impacted by the New Jersey private passenger auto renewal transfer. The 2000 operating loss included an asset write-off related to the cancellation of certain acquired agents from the Great American Insurance Companies commercial lines acquisition, the impact of inadequate pricing, and premium cessions on experience rated insurance contracts. Consolidated corporate assets totaled $4.52 billion at the end of 2001, compared with $4.49 billion at the end of 2000. Shareholders' equity was $1.08 billion at the end of 2001 and $1.12 billion at the end of 2000. Total invested assets, at cost, are $2.89 billion at year-end 2001.

Total unrealized gains on our investment portfolio decreased $208.5 million in 2001 to $420.9 million due to sales of certain equity holdings. To reduce the impact volatility of the stock market has on surplus, the Corporation began to reallocate a portion of its equity portfolio holdings to fixed income holdings. Significant appreciation in the equity holdings sold as part of the reallocation contributed to the after-tax realized investment gains of $135.0 million in 2001. In 2000, the Corporation had after-tax realized investment losses of $1.5 million. After-tax net investment income on the investment portfolio was $141.3 million in 2001, compared with $140.3 million in 2000.

The Journey Ahead

We have made important and promising progress in 2001, responding to the challenge of improving our financial performance and to the changes brought on by the events of September 11. Equally as important, we have outlined a sound strategy for achieving significant improvement in the coming years. There are even greater challenges ahead as we continue to execute the Plan. We all have learned well the lessons of September 11 – in an instant, events can occur that will deeply and irrevocably change our lives and the business environment. But thanks to the progress we have made in 2001, we are better-positioned to meet the challenges of the future. With the guidance of a strong Board of Directors and Executive Management Team; the support of our loyal professional agents; and the skills, knowledge, and efforts of our associates, we should be able to meet our financial objectives and become the top-flight mid-tier property and casualty insurer that we envision.

Thank you for your continued support.

Sincerely,

Dan R. Carmichael, CPCU
President and Chief Executive Officer

Stanley N. Pontius
Chairman of the Board

February 15, 2002

In establishing a course of action for improved financial performance, senior management spent the first quarter of 2001 completing the required research and analysis that formed the foundation of a new Corporate Strategic Plan. Launched in June, the Plan reinforced the renewed focus on executing the business fundamentals of the insurance process, which was a goal accomplished by the member companies of Ohio Casualty Group in Year 2000.

Charting a new Course

A New Corporate Strategic Plan

The Corporate Strategic Plan (Plan) centered on five broad initiatives: reorganizing for accountability, placing business accountability and decision-making closer to the point of sale; regaining excellence in execution of areas such as underwriting, pricing, and claims handling; improving agency relationship management through service, communication, and technology initiatives that focus on ease of doing business for our agents; providing agents with clear guidance regarding our products, targeted markets, and underwriting appetites; and improved focus with targeted geographical strategies for each line of business.

One of the major expense savings initiatives launched in 2001 was championed by the Claims Department. As part of this undertaking, members of the Project LEO (Lost Economic Opportunities) team developed an action plan and a measurement system to accurately report the savings from the project. Yearly savings are projected through improved indemnity practices and a closed file review process.

Members of the LEO team include, from left: Pat Zehler, Ohio Casualty University; Warner Marshall, H.O. W.C. Claims; Carol H. Haggard, Lexington Regional Claims Office; Mike Brennan, H.O. Claims; Jim McGoldrick, Cincinnati Regional Claims Office; Dawn Harden, H.O. Claims; Tony Piloseno, Raleigh Regional Claims Office; and Dan Henke, Corporate Actuarial.




Training System - Netscape
P.A.R.I.S.

Senior Commercial Account Representative Gail Haisley, left, and Underwriting Supervisor Jeff Brammer work in the Indianapolis Branch Office. The P.A.R.I.S.℠ logo is flanked by examples of the user-friendly system screens.

Winning Through Execution

Winning Through Execution was the central theme communicated by the Executive Management Team (EMT) as members presented the new Plan to all stakeholders. Leaders and employees are committed to timely, quality execution of all points of the Plan. To provide further definition for the Corporation, the EMT identified a list of Top Priorities which are paramount to successful execution of the Plan. Organized around broad areas such as Agency, Claims, Human Resources, Financial, Information Systems, and Operational Priorities, these projects led the way in providing both immediate and long-term wins. Some of these priorities will extend into 2002, while others have been completed.

Technology plays a major role in many of these projects, especially in the continued internal development of the Policy Administration Rating and Issuance System (P.A.R.I.S.℠). P.A.R.I.S.℠ is positively changing how we do business – now and for the future. Created to incorporate five policy issuance systems into one, P.A.R.I.S.℠ represents a competitive advantage for the Corporation – the system features built-in intellectual capital based on business needs; affords flexibility in how the company administers policies; is designed for user ease; and facilitates productivity gains. Currently in use for General Liability and Inland Marine coverages, the system is resulting in improved speed, accuracy, efficiency, and reduced training time.

Charting a new Course



Personal Lines and Commercial Lines marketing representatives meet regularly with members of the USI-Midwest Agency, Cincinnati, Ohio. Pictured in the agency's downtown Cincinnati location are, from left: Agency VP/ Personal Lines/Claims Susan Hilvert; Agency VP/Carrier Relations Mike Kuhr; Agency President and CEO Tom Cassady, CPCU, CLU, ChFC; OCG Personal Lines Marketing Representative Linda Morris; and OCG Commercial Lines Marketing Representative John Fischer.

New Structure Supports Success

To better accomplish the Plan, the Group announced a new structure centered around three Business Operations Units: Specialty Commercial Lines; Standard Commercial Lines; and Personal Lines. Led by their respective chief operating officers, these Units operate autonomously but work together to form a united approach for corporate success. Claims Operations, Information Systems, Actuarial, Marketing, Human Resources, Corporate Legal, and Finance provide the necessary support functions. Accountability for decision-making and results, with a focus on the bottom-line, is a key component of the new structure. The EMT, made up of senior leaders from the Business and Support Unit disciplines, makes centralized corporate decisions and ensures communication, cooperation, and alignment of all Units. For example, to better meet specific underwriting objectives for Commercial and Personal Lines, specialized marketing representatives were established. In many states, agencies that focus on both lines of business receive support from separate marketing representatives who work individually and in cooperation with each other to build strong relationships.

The next section will feature a review of operations for each of the three Business Units.

Review of Operations

Specialty Commercial Lines

Success in the Face of Change

The changing economy and events of September 11 greatly impacted business operations of the Group's two primary Specialty Commercial Lines: Commercial Umbrella/Excess and Bond.

Bond Operations

In 2001, the slowing economy and developments such as Enron brought to light the consequences of lack of underwriting discipline within the bond industry. The focus on underwriting analysis, even in the face of the challenging and competitive bond market, allowed the Group to continue its profitable results. Bond Operations achieved a statutory combined ratio of 76.8 percent for 2001. The Bond Department took the opportunity to reinforce to agents its underwriting stability and expertise, while targeting new agencies concerned about the changing bond market.

Commercial Umbrella/Excess

A hardening insurance and reinsurance market, combined with the changing economy and tragic events of September 11, posed challenges for this line's management. As a result of the volatile market conditions, the in-house capacity limit was reduced from $50 million to $25 million. The management team initiated independent internal audits of a large portion of the book and invited cooperative audits by several large reinsurers. Results of the audits were favorable, identifying opportunities for appreciable price increases, strengthening of underwriting practices, and capacity adjustments. The strong relationships forged with treaty reinsurers and refocused efforts will assist this line in 2002. The Commercial Umbrella line of business net premiums written grew 40.5 percent in 2001 from 2000. The line reported a statutory combined ratio of 93.6 percent in 2001.



Pictured at the Eastside Water Treatment Plant in Sunnyvale, Texas are, from left: Dallas Senior Marketing Representative Stacy Edwards; Dallas Bond Manager Dwight Wilcox; Ray Watson, of the Watson Agency Surety Professionals, Inc., Richardson, Texas; and James Hilborn, of WHF Electrical Contractors in Plano, Texas. Through the agency, we bond the contractor, which installed the plant's electricity.

Review of Operations

Standard Commercial Lines

Actions Speak Loudest

Standard Commercial Lines has implemented a number of specific actions in underwriting, pricing, agency management, and marketing. These actions support the objective to continue to write small- to mid-sized accounts with standard commercial products in clearly defined profitable segments. Many of these actions will continue into 2002. Defined as a national strategy, the Standard Commercial Lines Unit plans to operate broadly in states that have been targeted for growth and to maintain a presence and the ability to do business in others.

One of the initial actions in this area was to address unprofitable segments. The tactics to achieve this goal have included exiting all Managing General Agent (MGA) business and monoline workers' compensation, a challenging line, as well as other initiatives to improve the loss and expense ratios. Double digit rate increases, improved cash management and market aligned agency commissions have contributed to improving profitability.

Standard Commercial Lines

Statutory Combined Ratios



118
115
112
109
106
103
100
117.0
116.2
107.4
102.5
Forecast*
Actual
2001
2002
2003

While shedding unprofitable business in 2001, Standard Commercial Lines plans to profitably grow premiums over time. Renewal and new business pricing improvement plans are on target as a result of changes in the reinsurance market, fueled in part by the aftermath of September 11. Other changes have included increasing discipline in underwriting execution, and focusing on profitability, not growth, until profitability targets are achieved.

Developing superior local market knowledge and strengthening agency relationships are objectives for marketing and service initiatives, especially those focused on making it as easy as possible for independent agents to do business with the Group's member companies.

Continued technological advances in agency interface and system access assists agents and field offices in reaching new levels of service and convenience. Development on the component architecture-based P.A.R.I.S.℠ project, outlined on page 7, will drive increased, state-of-the-art efficiency in policy issuance and rating for the Group and partner agents.

Field underwriting offices completed the project to convert former Great American Insurance Company commercial policies, acquired in December 1998, while a multi-functional team completed conversion of the claims system from Great American Insurance Companies. Completion of these major projects has resulted in better field service levels and additional technological resources available to work on new initiatives.

Business Unit Results

The Standard Commercial Lines Unit achieved a statutory combined ratio of 116.2 percent in 2001, which was slightly below the 2001 forecasted statutory combined ratio of 117.0 percent. The revised Plan projects* a 107.4 percent and 102.5 percent statutory combined ratio for this line in 2002 and 2003, respectively.

*See Forward-looking Statements in Management's Discussion & Analysis on Page 27.



Customer Alan Kozar, vice president of Riggs-Harrod Builders, right, Durham, North Carolina, is happy with his commercial coverage. The policy is written through Agent Duke Thompson, far left, with the Summers Thompson Lowry Agency, Inc., Chapel Hill, North Carolina. He is assisted by two Raleigh Regional Office employees, Senior Marketing Representative Julia Foley, left; and Senior Commercial Lines Underwriter Linda Jordan. In the background is a Riggs-Harrod building site for a new church.

Review of Operations

Personal Lines

Meeting the Challenges

Significant changes were undertaken in the past year to position the Group to meet the challenges of the Personal Lines market. With a stated goal to provide coverage to middle market customers, the Personal Lines operations addressed its first challenge by redefining a regional rather than national strategy.

Eleven states were targeted for withdrawal, while 21 were targeted for growth through increased focus and resource allocation. In late December, the Corporation made a major announcement regarding the personal auto market in the State of New Jersey, providing a solution to the continuing unprofitability for that particular state. On December 19, 2001, member company Ohio Casualty of New Jersey, Inc. entered into an agreement to transfer its obligations to write new and renewal business to the Proformance Insurance Company of Freehold, New Jersey.

The more targeted geographic strategy allows Personal Lines to better allocate its resources to focus on efficient management, improved underwriting discipline, adequate pricing, and development of a deep awareness of the market, which focuses on customers' and agents' needs. In addition, the consolidation of the Personal Lines Business Centers was announced, bringing all Personal Lines operations to one location for greater efficiency and coordination. Those consolidations will be accomplished in 2002. Dedicated Personal Lines representatives were introduced in eight states to work closely with our agents to ensure the right mix of products and services are available for customers.

Amy McDonald, left, visited Agent Linda Wilkirson, right, of the Cincinnati, Ohio-based Kent Insurance Agency to obtain coverage for her 1994 truck. She discovered that her insurance score qualified her for Market 9 — reserved for the most preferred customers.

The Personal Lines operation laid the foundation for profitability in 2001 with the rollout of insurance scoring in selected states. Based on certain elements of individuals' consumer reports, insurance scoring is a proven tool for evaluating risk. It allows the Group to offer pricing that is more appropriate to a policyholder's risk level — a critical step in the Group's goal to return Personal Lines to profitability. Additional measures also focused on profitability, including claims initiatives and a series of actions to improve underwriting discipline and execution.

Business Unit Results

Excluding the $40.6 million, or 6.3 point personal lines impact of the New Jersey renewal obligation transfer fee, the Personal Lines Business Unit reported a statutory combined ratio of 112.9 percent in 2001, an improvement from the 2000 statutory combined ratio of 113.5 percent and below the forecast of 114.3 percent. With the actions taken to improve results, the revised Plan projects* a 107.4 percent and 102.5 percent statutory combined ratio in 2002 and 2003, respectively.

*See Forward-looking Statements in Management's Discussion & Analysis on Page 27.


OHIO
M52T

Charting a new course for the future has been the primary focus in 2001. The Corporation has achieved a number of objectives forecasted as part of its Corporate Strategic Plan – many more challenges await. Continued execution of the Plan remains as the Corporation's number one priority. Through excellence in execution, the Corporation's leaders believe that significant competitive advantages are gained in quality of service, agency relationships, local market knowledge, technology interface, and product offerings. These elements are essential to helping the Corporation reach its destination.

Ten-Year Summary

(In millions, except per share data) Consolidated Operations	2001	2000	1999	1998
Income (loss) after taxes				
Operating income (loss)	$ (36.4)	$ (77.7)	$ 1.4	$ 73.6
Realized investment gains (losses)	135.0	(1.5)	104.5	9.4
Income (loss) from continuing operations	98.6	(79.2)	105.9	83.0
Discontinued operations	–	–	4.3	1.9
Gain on sale of discontinued operations	–	–	6.2	–
Cumulative effect of accounting changes	–	–	(2.3)	–
NET INCOME (LOSS)	98.6	(79.2)	114.1	84.9
Income (loss) after taxes per average share outstanding – basic*				
Operating income (loss)	(0.61)	(1.29)	0.02	1.12
Realized investment gains (losses)	2.25	(0.03)	1.71	0.14
Discontinued operations	–	–	0.07	0.03
Gain on sale of discontinued operations	–	–	0.11	–
Cumulative effect of accounting changes	–	–	(0.04)	–
NET INCOME (LOSS)	1.64	(1.32)	1.87	1.29
Average shares outstanding – basic*	60.1	60.1	61.1	65.8
Income (loss) after taxes per average share outstanding – diluted*				
Operating income (loss)	(0.61)	(1.29)	0.02	1.12
Realized investment gains (losses)	2.25	(0.03)	1.71	0.14
Discontinued operations	–	–	0.07	0.03
Gain on sale of discontinued operations	–	–	0.11	–
Cumulative effect of accounting changes	–	–	(0.04)	–
NET INCOME (LOSS)	1.64	(1.32)	1.87	1.29
Average shares outstanding – diluted*	60.2	60.1	61.1	65.9
Total assets	4,524.6	4,489.4	4,476.4	4,802.3
Shareholders' equity	1,080.0	1,116.6	1,151.0	1,321.0
Book value per share*	17.97	18.59	19.16	21.12
Dividends paid per share*	–	0.59	0.92	0.88
Percent increase/decrease over previous year	(100.0)%	(35.9)%	4.5%	4.8%
Property and Casualty Operations				
Net premiums written	1,472.2	1,505.4	1,586.9	1,299.6
Net premiums earned	1,506.2	1,533.0	1,554.1	1,267.8
GAAP underwriting loss before taxes	(253.8)	(312.8)	(184.2)	(74.1)
Statutory loss ratio	66.5%	72.8%	66.9%	63.7%
Statutory loss adjustment expense ratio	13.4%	11.6%	10.7%	9.1%
Statutory underwriting expense ratio	35.4%	34.8%	35.2%	34.4%
Statutory combined ratio	115.3%	119.2%	112.8%	107.2%
Investment income before taxes	211.1	202.0	181.1	164.8
Per average share outstanding*	3.51	3.36	2.96	2.51
Property and casualty reserves				
Unearned premiums	666.7	696.4	725.2	668.4
Losses	1,746.8	1,627.6	1,545.0	1,569.5
Loss adjustment expenses	403.9	376.0	363.5	376.3
Statutory policyholders' surplus	767.5	812.1	899.8	1,027.1

*Adjusted for 2 for 1 stock dividend effective July 22, 1999 (See Note 23).

1997	1996	1995	1994	1993	1992	10-Year Compound Annual Growth
$ 97.4	$ 64.9	$ 91.4	$ 77.1	$ 51.5	$ 57.8	–
33.0	32.3	4.0	14.2	28.7	35.1	30.3%
130.4	97.2	95.4	91.3	80.2	92.9	(1.3)%
8.7	5.3	4.3	5.9	6.8	4.1	(100.0)%
–	–	–	–	–	–	–
–	–	–	(0.3)	–	1.5	–
139.1	102.5	99.7	96.9	87.0	98.5	(1.2)%
1.42	0.93	1.28	1.07	0.72	0.80	–
0.48	0.46	0.05	0.20	0.40	0.49	32.0%
0.13	0.07	0.06	0.08	0.09	0.06	(100.0)%
–	–	–	–	–	–	–
–	–	–	–	–	0.02	–
2.03	1.46	1.39	1.35	1.21	1.37	0.9%
68.5	70.4	71.5	72.0	72.0	72.0	(1.7)%
1.42	0.93	1.28	1.07	0.72	0.80	–
0.48	0.46	0.05	0.20	0.40	0.49	32.0%
0.13	0.07	0.06	0.08	0.09	0.06	(100.0)%
–	–	–	–	–	–	–
–	–	–	–	–	0.02	–
2.03	1.46	1.39	1.35	1.21	1.37	0.9%
68.5	70.5	71.5	72.0	72.0	72.0	(1.7)%
3,778.8	3,890.0	3,980.1	3,739.0	3,816.8	3,760.7	2.5%
1,314.8	1,175.1	1,111.0	850.8	862.3	825.2	6.9%
19.56	16.72	15.69	11.82	11.97	11.72	5.2%
0.84	0.80	0.76	0.73	0.71	0.67	(100.0)%
5.0%	5.3%	4.1%	2.8%	6.0%	8.1%	–
1,207.6	1,209.0	1,250.6	1,286.4	1,306.0	1,508.5	(0.1)%
1,204.3	1,223.4	1,264.6	1,297.7	1,379.4	1,517.6	0.2%
(49.6)	(112.2)	(68.8)	(92.9)	(147.3)	(130.8)	13.0%
62.7%	66.5%	61.2%	61.6%	64.9%	63.7%	
9.4%	9.7%	10.2%	10.0%	11.8%	10.8%	
33.2%	33.3%	32.6%	32.2%	33.6%	33.5%	
105.3%	109.5%	104.0%	103.8%	110.3%	108.0%	
172.4	179.4	184.6	183.8	190.4	194.6	1.0%
2.52	2.54	2.58	2.55	2.64	2.70	2.8%
494.9	491.4	505.8	517.8	529.6	596.1	1.0%
1,174.5	1,215.8	1,268.1	1,303.6	1,378.0	1,309.2	3.7%
307.2	331.8	356.1	367.3	390.6	364.0	1.4%
1,109.5	984.9	876.9	660.0	713.6	674.2	1.8%

Management's Discussion & Analysis

Ohio Casualty Corporation (the Corporation) is the holding company of The Ohio Casualty Insurance Company (the Company), which is one of six property-casualty companies that make up the Ohio Casualty Group (the Group).

Overview

In June of 2001, a new Corporate Strategic Plan (Plan) was announced. The Plan introduced an organization structured around three business units: Standard Commercial Lines, Specialty Commercial Lines, and Personal Lines and established measurable financial targets for each business unit and the Group. During 2001, certain operating results of the Corporation improved. The improvements were a result of renewal price increases, more favorable underwriting results and aggressive expense management. The year also included the tragic events of September 11, 2001, which had an impact on 2001.

Results of Operations

Net Income

The Corporation reported after-tax net income of $98.6 million, or $1.64 per share for the year 2001, compared with a net loss of $79.2 million, or $1.32 per share in 2000, and net income of $114.1 million, or $1.87 per share in 1999.

Operating Results

For the year 2001, the Corporation reported a net operating loss[1] of $36.4 million, or $.61 per share. Excluding a one-time after-tax charge of $26.8 million, or $.45 per share, for the transfer of the renewal obligation of New Jersey private passenger auto business, the after-tax operating loss for the twelve months ending December 31, 2001, was $9.6 million, or $.16 per share, compared with an operating loss of $77.7 million, or $1.29 per share in 2000, and operating income of $1.4 million, or $.02 per share in 1999. Also contributing to the 2001 operating loss were the effects of additions to the Group's asbestos reserves and the impact of an early retirement plan. The 2000 operating loss included the adverse effects of write-offs to the agent relationships intangible asset relating to the 1998 acquisition of the Great American Insurance Company's (GAI) commercial lines division, the impact of inadequate pricing and the negative effects of premium cessions on experience rated reinsurance contracts. Positively impacting 2000 results was the settlement of the California Proposition 103 liability.

In the fourth quarter of 2001, a member of the Group, Ohio Casualty of New Jersey, Inc. (OCNJ), entered into an agreement to transfer its obligations to renew private passenger auto business in New Jersey. The transaction will allow the Group to stop writing business in the New Jersey private passenger auto market in early 2002. In recent years, the market in New Jersey private passenger auto has become more unstable due to the inability to control either the volume of writings or the profitability. Under the terms of the transaction, the Group member, OCNJ, will pay $40.6 million to a third party to transfer its renewal obligations. The $40.6 million amount was taken as a charge in the fourth quarter of 2001 and will be paid out over the course of twelve months beginning in early 2002. OCNJ may also have a contingent liability of up to $15.6 million to be paid to the transferee company to maintain a maximum premiums-to-surplus ratio of 2.5 to 1 on the transferred business during the next three years. At December 31, 2001, it is not possible to determine the likelihood of the liability and, therefore, it has not been recognized in the financial statements. The transaction is expected to positively impact operating results beginning in 2002.

The 2001 results were also impacted by additions to the Group's asbestos reserves and an early retirement charge. During 2001, loss and loss adjustment expense reserves were strengthened by $10.5 million after-tax for asbestos related claims development. Also in 2001, the Corporation adopted an early retirement plan. Of the approximately 330 employees eligible to retire under the program, 147 accepted. The early retirement plan resulted in a one-time after-tax charge of $4.0 million for the year.

The events of September 11, 2001 had an impact on the results of operations for the year. The Group incurred before-tax losses of $3.0 million. This loss has not reached any reinsurance limits for the Group. The $3.0 million represents the Group's best estimate of total losses, which could ultimately exceed the amount estimated. Based upon year-end 2001 analysis of the financial strength of reinsurers, the Group believes any potential future increases in this estimate covered under its reinsurance programs would be collectible.

In the first quarter of 2000, the Group made the decision to discontinue its relationship with all of its Managing General Agents. The business written by the Managing General Agents was acquired in the 1998 purchase of the GAI commercial lines division. The result of the decision was a before-tax write-off of $42.2 million to the agent relationships intangible asset, which was recorded on the balance sheet in connection with the GAI purchase. The asset was also written off in 2000 by $3.8 million as a result of additional agent cancellations for a total write-off of $46.0 million for the year. In 2001, the Corporation further wrote off the agent relationships asset by $11.0 million as a result of

[1] Operating income (loss) differs from net income by the exclusion of realized investment gains (losses). It is not intended as a substitute for net income prepared in accordance with accounting principles generally accepted in the United States.

additional agency cancellations and for certain agents determined to be impaired. The impairment analysis is a critical accounting policy and was based on updated estimated future undiscounted cash flows that were insufficient to recover the carrying amount of the asset for the agent. The determination of impairment involves the use of management estimates and assumptions. Due to the inherent uncertainties and judgments involved in making these assumptions, changes in the valuation of the agent relationship asset could again occur in the future if the underlying estimates change materially.

The 2000 operating loss was also impacted negatively by $23.2 million before tax for ceded premiums on certain experience rated reinsurance contracts covering losses exceeding $1.0 million. The 1999 operating income was impacted by $13.0 million before tax for similar premium cessions. The premium cessions reflect changes in estimated loss experience, and have resulted in the maximum premium cessions under these contracts for business written through year 2000.

Investment Results

Consolidated after-tax realized investment gains (losses) amounted to $135.0 million, or $2.25 per share in 2001, $(1.5) million, or $(.03) per share in 2000, and $104.5 million, or $1.71 per share in 1999. The 2001 realized gains included the effects of the Group's partial reallocation of its equity portfolio to fixed income holdings. Significant appreciation in the equities, as part of the reallocation, contributed to the realized gains in 2001. The 2001 realized gains included a non-recurring tax benefit of $16.1 million related to the sale of a minority interest in stock of OCNJ. Contributing to the 1999 realized investment gains were gains from a reallocation of the Group's investment portfolio during the second quarter. The Corporation completed the reallocation by selling approximately $200 million in equity securities, resulting in after-tax realized gains of approximately $94 million.

The Corporation's largest assets are its investments and, therefore, the related accounting policies are considered critical. See further discussion of important investment accounting policies in Note 1C. The Corporation reviews its investment portfolio quarterly to determine if any securities have sustained other than temporary decline in market value. Any loss on a security determined to be impaired is recognized as a realized loss in the current period. The after-tax realized gain (loss) was impacted by the write-down of securities for other than temporary declines in market value by $7.8 million in 2001, $10.9 million in 2000 and $5.3 million in 1999.

Consolidated before-tax investment income increased 3.6% to $212.4 million in 2001, compared with $205.1 million in 2000 and $184.3 million in 1999. The increases in investment income can be attributed to the equity portfolio reallocations in 1999 and 2001. The reallocations in the investment portfolio reduced equity securities and increased investment grade securities. Also contributing to the increase in before-tax investment income was the reallocation of investments from tax exempt municipal bonds to taxable bonds. After-tax investment income totaled $141.3 million in 2001, compared with $140.3 million in 2000 and $138.0 million in 1999. Before-tax and after-tax investment income comparisons are impacted by investments in municipal bonds, which provide tax-advantaged investment income.

Reinsurance Results

The Group has renewed all of its reinsurance programs for 2002 with only moderate changes in the program structure and pricing. Although the terrorist events of September 11, 2001 had a significant impact on the reinsurance market, the Group's reinsurance contracts do include coverage for acts of terrorism. Instead of being unlimited as in the past, terrorism coverage in the 2002 contracts has been modified to exclude or limit coverage for certain upper layers of reinsurance. The Corporation believes that the terrorism coverage in its reinsurance programs is adequate to protect its financial health. The pricing of reinsurance in 2002 increased only moderately from prior years due to the tragic events of September 11, 2001 and from other changes in the reinsurance market.

Internally Developed Software

In 2001, the Corporation introduced into limited production a new internally developed application for issuing and maintaining insurance policies. The Corporation capitalizes costs incurred to develop certain software used in the Corporation's operations. The cost associated with this application is amortized on a straight-line basis over the estimated useful life of ten years from the date placed into service. Upon full implementation in 2003, the new application should impact results by approximately $4 to $5 million per year in amortization expense until 2012. Although management believes the asset represents its fair value, the useful life of the internally developed software was determined by using certain assumptions and estimates. Inherent changes in these assumptions could result in an immediate impairment to the asset and a corresponding charge to net income.

Discontinued Operations

During 1995, the Corporation's life operations were discontinued. In order to exit the life operations, the Company executed an agreement in 1995 to reinsure the existing blocks of business through a 100% coinsurance arrangement.

On December 31, 1999, the Company sold 100% of The Ohio Life Insurance Company stock, thereby transferring all remaining assets and liabilities to the buyer. The after-tax gain on this sale totaled $6.2 million, or $.11 per share.

Net income from discontinued operations amounted to $4.3 million, or $.07 per share in 1999.

Statutory Results

Management uses statutory financial criteria to analyze the property and casualty results. Management analyzes statutory results through the use of insurance industry financial measures including statutory loss and loss adjustment expense ratios, statutory underwriting expense ratio, statutory combined ratio, net premiums written and net premiums earned. The statutory combined ratio is a commonly used gauge of underwriting performance measuring the percentages of premium dollars used to pay insurance losses and related expenses. A discussion of the differences between statutory accounting and accounting principles generally accepted in the United States is included in Note 17.

All Lines Discussion

Statutory net premiums written decreased $33.2 million in 2001 to $1.47 billion. Net premiums written totaled $1.51 billion in 2000 and $1.59 billion in 1999. The net premiums written decrease in 2001 and 2000 can be attributed primarily to a more selective underwriting philosophy that led to the elimination and cancellation of certain business. Actions taken in 2000 to cancel the Managing General Agents and the Group's most unprofitable agents and policies represented over $150 million in annual net premiums written.

The Group's business is geographically concentrated in the Mid-West and Mid-Atlantic regions. The following table shows consolidated net premiums written for the Group's five largest states:

All Lines Net Premiums Written Distributed by Top States

	2001	2000	1999
New Jersey	17.4%	14.9%	15.8%
Ohio	9.8%	9.7%	9.6%
Kentucky	7.9%	8.5%	8.7%
Pennsylvania	6.8%	6.2%	6.2%
Illinois	5.1%	5.2%	5.1%

New Jersey is the Group's largest state with 17.4% of the total net premiums written during 2001. In recent years, New Jersey's legislative and regulatory environments have become less favorable to the Group. The state requires insurance companies to accept all risks that meet underwriting guidelines for private passenger automobile. In the fourth quarter of 2001, OCNJ entered into an agreement to transfer its New Jersey private passenger auto renewal obligations to Proformance Insurance Company. This transaction will allow the Group to stop writing business in the New Jersey private passenger auto and personal umbrella markets in early 2002. New Jersey private passenger auto and personal umbrella made up 46.9% of the Group's New Jersey net premiums written in 2001. Excluding the Group's New Jersey private passenger auto and personal umbrella net premiums written, New Jersey would have represented 10.1% of the total all lines net premiums written in 2001. The Group expects to continue writing all of its other lines of business in the state.

Excluding the $40.6 million, or 2.7 point impact of the New Jersey renewal obligation transfer fee, the statutory combined ratio improved 6.6 points to 112.6% in 2001, compared with 119.2% in 2000 and 112.8% in 1999. The improvement in the statutory combined ratio in 2001 over 2000 was due to improvement in the Standard Commercial Lines statutory loss ratio and all lines statutory underwriting expense ratio when excluding the $40.6 million New Jersey transfer fee. The 2001 Standard Commercial Lines statutory loss ratio improved to 64.5% from 78.6% in 2000. The 2000 statutory combined ratio was impacted adversely by increases in the loss and loss adjustment expense ratios. The 2000 loss ratio was impacted by adverse development in the workers' compensation and general liability lines of business for 1999 and prior accident years. The workers' compensation line of business added 6.8 points to the overall 2000 loss ratio.

The 2001 all lines statutory accident year combined ratio excluding the New Jersey transfer fee was 108.8%, 3.8 points lower than the calendar year results. The loss and loss adjustment expense (LAE) ratio component of the all lines statutory accident year combined ratio measures losses and claims expenses arising from insured events during the year. The loss and LAE ratio component of the all lines statutory calendar year combined ratio includes loss and LAE payments made during the current year and changes in the provision for future loss and LAE payments. The difference between the statutory accident year and calendar year combined ratios is concentrated in the workers' compensation, homeowners and general liability lines of business.

At year-end 2000, the Group reallocated its carried bulk reserves in anticipation of Statement of Statutory Accounting Principles No. 55 under Statutory Accounting Codification, which requires that companies carry their best estimate of loss reserves for each line of business, while previous requirements focused on the overall reserves. The reallocation did not affect the all lines calendar year 2000 statutory combined ratio and did not have a material impact on most lines of business other than workers' compensation and general liability. The reallocation added 9.6 points to the workers' compensation statutory combined ratio and reduced the general liability statutory combined ratio by 4.7 points.

Catastrophe losses in 2001 totaled $34.6 million, compared with $36.2 million in 2000 and $52.2 million in 1999. The Group was impacted by 19 separate catastrophes in 2001, compared with 24 catastrophes in 2000 and 27 in 1999. Catastrophe losses added 2.3 points to the statutory combined ratio in 2001, compared with 2.4 points in 2000 and 3.4 points in 1999. The 2001 catastrophes included the losses from the events of September 11, 2001. The Group incurred before-tax losses of $3.0 million related to the terrorist activities. The 1999 catastrophes included tornadoes in the greater Cincinnati and Oklahoma City areas as well as damage from Hurricane Floyd. The effects of catastrophes on the Corporation's results cannot be accurately predicted. As such, severe weather patterns, acts of war or terrorist activities could have a material adverse impact on the Corporation's results, reinsurance pricing and availability of reinsurance.

Catastrophe losses, net of reinsurance, for each of the last three years were:

Catastrophe Losses

(before-tax)	2001	2000	1999
Dollar Impact *(in millions)*	$34.6	$36.2	$52.2
Statutory Combined Ratio Impact	2.3%	2.4%	3.4%

Statutory underwriting expenses, as a percentage of net premiums written, increased by .6 points in 2001 to 35.4%, compared with 34.8% in 2000 and 35.2% in 1999. The 2001 statutory underwriting expense ratio includes 2.7 points from the $40.6 million charge for the New Jersey transfer. Excluding the New Jersey transfer fee, the improvement in the 2001 statutory underwriting expense ratio was the result of actions to lower commissions, eliminate workers' compensation policyholder dividends and decrease the employee count. The actions to lower commissions to current market levels for selected product lines improved the 2001 underwriting expense ratio .5 points. The actions to eliminate workers' compensation policyholders dividends on new and renewal business and changes in reserves for dividends of issued policies improved the 2001 underwriting ratio .7 points. The reduction in employee count during 2001 improved the 2001 underwriting ratio by .6 points. The employee count was 3,365 as of December 31, 2001, compared with 3,470 at December 31, 2000 and 3,889 at December 31, 1999. The 2001 statutory underwriting expenses also included $.5 million of software amortization related to the limited rollout of a new internally developed software application. On a statutory accounting basis, the new application is being amortized over a five-year period in accordance with statutory accounting principles. For year 2002, the Group will continue the rollout of the new application and expects the impact to statutory expenses to be approximately $2 million to $3 million in amortization. Upon full implementation in 2003, the new application amortization should impact the statutory expenses by approximately $8 to $10 million per year through 2007. The additional cost is expected to be offset in part by reduced labor costs related to policy processing.

Segment Discussion

In June of 2001, the Corporation introduced an organizational structure around three business units: Standard Commercial Lines, Specialty Commercial Lines, and Personal Lines. The Corporation also announced projected 2001 statutory combined ratios for the three business units.

Standard Commercial Lines

Standard Commercial Lines statutory combined ratio for the year 2001 decreased 13.8 points to 116.2% from 130.0% in 2000. The 1999 statutory combined ratio was 122.6%. The 2001 actual statutory combined ratio results were slightly better than the 2001 projected Standard Commercial Lines statutory combined ratio of 117.0%. Renewal price increases had a positive impact during the year. The 2001 average renewal price increase[2] was 15.2% for the Standard Commercial Lines direct premiums written, compared with a 9.9% average renewal price increase in 2000.

The workers' compensation line of business in the Standard Commercial Lines segment impacted the year's results. Although overall results improved in 2001, continued deterioration in the workers' compensation line of business in 2001 led to disappointing results for the line.

Workers' compensation statutory combined ratio decreased 27.0 points in 2001 to 138.6%, compared with 165.6% and 117.5% for 2000 and 1999, respectively. The statutory loss ratio was the main component driving the high statutory combined ratio. The 2001 statutory loss ratio was 95.8%, compared with 118.8% and 71.9% in 2000 and 1999, respectively. Deterioration in prior year losses due to an increase in claims severity

[2] When used in this report, renewal price increase means the average increase in premium for policies renewed by the Group. The average increase in premiums for each renewed policy is calculated by comparing the total expiring premium for the policy with the total renewal premium for the same policy. Renewal price increases include, among other things, the effects of rate increases and changes in the underlying insured exposures of the policy. Only policies issued by the Group in the previous policy term with the same policy identification codes are included. Therefore, renewal price increases do not include changes in premiums for newly issued policies and business assumed through reinsurance agreements, including Great American business not yet issued in the Group's systems. Renewal price increases also do not reflect the cost of any reinsurance purchased on the policies issued.

contributed to the poor 2001 results. The 2001 accident year loss ratio of 81.8% was 14.0 points lower than the calendar year loss ratio. The poor results in the workers' compensation line of business in 2000 added 6.8 points to the all lines statutory loss ratio, when including the year-end reserve reallocation mentioned in the All Lines Discussion section.

In response to the deterioration of results, the Group took action in 2000 to begin non-renewing its most unprofitable workers' compensation policies. This business has a loss ratio approximately 10 points higher than the total workers' compensation line of business and is referred to as unsupported workers' compensation as it is the only product in the customer's account. As mentioned in the Operating Results section, the Group also took action to discontinue its relationship with Managing General Agents. These Managing General Agents accounted for $29.0 million in annual workers' compensation premium. These non-renewals and cancellations contributed to a 20.0%, or $37.2 million, decrease in 2001 workers' compensation net premiums written, and a 3.1%, or $5.9 million, decrease in 2000 workers' compensation net premiums written. The Group was able to achieve average renewal price increases for the workers' compensation business of 16.6% and 12.4% for 2001 and 2000, respectively. Net premiums written for 2001, 2000 and 1999 totaled $148.6 million, 185.8 million and $191.7 million, respectively.

Commercial auto net premiums written increased $8.0 million, or 4.5% in 2001 to $186.7 million, compared with $178.7 million in 2000 and $175.5 million in 1999. The 2001 increase was driven by renewal price increases, averaging 15.5% on the commercial auto line of business.

The 2001 commercial auto statutory combined ratio decreased to 107.6%, from 121.5% in 2000 and 117.1% in 1999. The improvement in 2001 was largely due to better underwriting and risk selection and the effect of renewal price increases. 2000 was hindered by increased severity combined with inadequate pricing.

Commercial multi-peril (CMP), fire & inland marine net premiums written were $275.2 million in 2001, compared with $276.5 million in 2000 and $271.1 million in 1999. The statutory combined ratio decreased to 106.4% in 2001 from 111.1% in 2000 and 126.0% in 1999. The improvement in the line has been a result of implementing renewal price increases and more selective underwriting.

General liability net premiums written decreased $1.6 million, or 2.0% in 2001 to $79.0 million, compared with $80.7 million in 2000 and $82.5 million in 1999. The 2001 and 2000 decreases reflected the Group's focus on fundamental underwriting strategies.

The general liability statutory combined ratio decreased 6.1 points in 2001 to 120.8%, compared with 126.9% in 2000 and 115.6% in 1999. While improvement in underwriting is being shown, the higher than desired loss ratios are attributable to

Statutory Combined Ratio

(by business unit, including selected major lines of business)	**2001**	**2000**	**1999**
Standard Commercial Lines	116.2%	130.0%	122.6%
Workers' Compensation	138.6%	165.6%	117.5%
Auto Commercial	107.6%	121.5%	117.1%
General Liability	120.8%	126.9%	130.8%
CMP, Fire & Inland Marine	106.4%	111.1%	127.2%
Specialty Commercial Lines	90.8%	79.8%	50.7%
Commercial Umbrella	93.6%	81.9%	33.5%
Fidelity & Surety	76.8%	70.7%	75.9%
Personal Lines	119.2%	113.5%	112.2%
Auto – Agency	118.2%	110.4%	106.3%
Auto – Direct	155.2%	167.9%	208.4%
Homeowners	120.5%	119.6%	124.1%
Total All Lines	115.3%	119.2%	112.8%

adverse development on prior accident years. The accident year statutory combined ratio for 2001 was 106.8%. The difference between the accident and calendar year results is primarily due to increases in asbestos reserves in 2001 for further development on existing claims outstanding.

Specialty Commercial Lines

Specialty Commercial Lines statutory combined ratio for the year 2001 was 90.8%, compared with the 2001 projected statutory combined ratio of 88.9%. The statutory combined ratio was 79.8% and 50.7% for 2000 and 1999, respectively.

The fidelity & surety line of business in the Specialty Commercial Lines contributed to the favorable results for the segment. Fidelity & surety net premiums written increased $1.1 million, or 3.0% in 2001 to $38.7 million, compared with $37.6 million in 2000 and $37.7 million in 1999. The statutory combined ratio was 76.8% in 2001, compared with 70.7% in 2000 and 77.0% in 1999.

Commercial umbrella net premiums written increased $26.6 million, or 40.5% in 2001 to $92.2 million, compared with $65.6 million in 2000 and $62.8 million in 1999. The 2001 increase was primarily generated by renewal price increases implemented in 2001 and 2000. The average renewal price increase in 2001 was 20.3%, compared with 8.9% in 2000. The 2001 statutory combined ratio was 93.6%, compared with 81.9% in 2000 and 47.3% in 1999. Although the combined ratio increased, the results are still profitable for the Group.

Personal Lines

The Personal Lines statutory combined ratio for the year 2001 increased 5.7 points to 119.2% in 2001, compared with 113.5% in 2000 and 112.2% in 1999. Excluding the $40.6 million fee related to the New Jersey personal auto transaction, the 2001 statutory combined ratio was 112.9%, a decrease of .6 points from 2000. Excluding the New Jersey transfer fee, the actual 2001 statutory combined ratio was 1.4 points better than the projected 2001 statutory combined ratio of 113.7%.

Private passenger auto – agency net premiums written decreased $10.9 million, or 2.4% to $444.4 million in 2001, compared with $455.3 million in 2000 and $526.5 million in 1999. Selective underwriting and agency cancellations contributed to the decline in premiums in 2001.

New Jersey's private passenger auto net premiums written represented approximately 27% of the Group's total private passenger auto book of business in 2001. New Jersey regulation mandates private passenger automobile insurers in the state to provide insurance to all eligible consumers with limited exceptions. This "take-all-comers" regulation eliminates the Group's ability to control the volume and selection of writings in the state. The statutory combined ratio was 109.1%, excluding the fee related to the transfer of the New Jersey personal auto book in 2001, compared with 110.4% in 2000 and 106.3% in 1999. Poor underwriting results in New Jersey was the primary cause of the poor performance in 2001. The New Jersey results added 4.5 points to the 2001 private passenger auto-agency statutory loss ratio. New Jersey results were driven by regulatory restraints in the state which restrict the insurers' ability to raise rates. In addition, the New Jersey State Senate passed an auto insurance reform bill effective in 1999 that mandated a 15% rate reduction for personal auto policies. This reform bill was based on legal reform intended to provide a reduction in medical expense benefits, limitations on lawsuits and enhanced fraud protection. While the rate reduction was immediate, many of the reforms have not yet been implemented, resulting in inadequate rate levels for the Group.

The state of New Jersey also requires additional assessments to be paid by insurers and requires insurance companies to write a portion of their business in high risk areas. New Jersey requires assessments to be paid for the New Jersey Unsatisfied Claim and Judgement Fund (UCJF). This assessment is based upon estimated future direct premiums written in that state. The Group paid assessments of $4.7 million in 2001, $3.3 million in 2000 and $3.4 million in 1999. Since 1999, New Jersey has also required insurance companies to write a portion of their personal auto premiums in Urban Enterprise Zones (UEZ). These zones are generally higher risk urban areas. The Group is required to write one policy in UEZ for every seven policies written outside UEZ. The Group is assigned premiums if it does not write the required quota. In 2001, the Group wrote $8.1 million in UEZ premiums, with $4.3 million in additional assigned premiums in 2001, compared with $6.5 million in UEZ premiums and $4.9 million in additional assigned premiums in 2000. In 1999, the Group wrote $5.7 million in UEZ premiums, with $6.7 million in additional assigned premiums in 1999. The loss ratios on UEZ premiums were 159.3%, 146.3% and 132.1% for 2001, 2000 and 1999, respectively. The loss ratios on the assigned business were 219.6%, 198.5% and 142.9% for 2001, 2000 and 1999, respectively.

Given the unfavorable regulatory environment in New Jersey and the continued unprofitability of its private passenger auto business in the state, the Group announced in the fourth quarter of 2001 the transaction to allow the Group to stop writing business in early 2002 in the private passenger auto market in New Jersey. The transaction, described in the Operating Results section, is expected to positively impact private passenger auto results beginning in 2002.

The Group is implementing price increases in other states, claims management procedures and insurance scoring to improve results. The Group began to rollout insurance scoring in selected states in 2001 and expects this to help improve results by matching prices more closely with anticipated loss experience.

The Group began direct marketing of personal auto coverage in January 1998. In 2000, the Corporation first restructured its private passenger auto – direct operations with an Internet-only strategy, and later discontinued the private passenger auto – direct line of business in the fourth quarter. The line was discontinued in order to focus on the independent agency system as the distribution channel for the Group. As a result of the restructuring, net premiums written dropped from $10.7 million in 2000 to $6.8 million in 2001. The Group wrote $17.1 million of net premiums in 1999. Statutory combined ratios were 155.2%, 167.9% and 208.4% for 2001, 2000 and 1999, respectively. The 2001 underwriting expense ratio included $2.0 million, or 29.3 points, in expenses for fees for the removal of certain obligations related to assigned private passenger auto policies in New York.

Although the Group discontinued the private passenger auto – direct line, the Group remains committed to expanding its Internet capabilities that focus on full service options for our agents and convenience options for our policyholders.

Homeowners net premiums written fell 6.5% in 2001 to $162.0 million from $173.2 million in 2000 and $181.9 million in 1999. The Group has placed emphasis on price increases, insurance scoring and agency management. The company introduced an Insurance-To-Value program in 2000 which addressed underinsured homeowner properties and emphasized adequate replacement cost values.

The 2001 homeowners statutory combined ratio increased .9 points to 120.5%. This compares with a statutory combined ratio of 119.6% in 2000 and 124.1% in 1999. Combined ratios are heavily impacted by catastrophe losses which added 12.3 points to the combined ratio in 2001, 10.3 points in 2000 and 12.6 points in 1999.

Liquidity and Financial Strength

Cash Flow

Net cash generated from operations was $70.2 million in 2001, compared with cash generated of $99.6 million in 2000 and cash used of $137.7 million in 1999. The 2001 cash generated reflects the operating results and the reduction in paid losses and paid loss adjustment expenses. The change in 2000 is due in part to payment received in 2000 as part of the commutation of a reinsurance treaty in the fourth quarter of 1999 and a refund of prior year taxes paid. The 1999 cash used primarily resulted from lower operating results and taxes paid. Investing activities used net cash of $57.4 million in 2001, compared with net cash used of $103.5 million in 2000 and net cash generated of $108.1 million in 1999. Total cash used for financing activities was $10.6 million in 2001, compared with $56.0 million in 2000 and total cash used of $125.5 million in 1999. Cash used for financing decreased in 2001 was a result of the elimination of shareholder dividends. Cash used from financing decreased in 2000 from 1999 as a result of the reduction in shareholder dividends and the Corporation's decision not to repurchase any of its shares. Overall, total cash generated in 2001 was $2.2 million, compared with cash used of $59.9 million in 2000 and cash used of $155.0 million in 1999.

The Corporation did not pay any shareholder dividends in 2001, compared with dividend payments of $35.4 million in 2000 and $56.0 million in 1999. The Corporation did not pay shareholder dividends in 2001 as a result of the Corporation's decision to further strengthen the Corporation's financial position.

The following table presents the Corporation's quarterly cash dividends per share for the past three years:

Quarterly Cash Dividends Per Share

QUARTER	2001	2000	1999
First	$ –	$ .23	$ .23
Second	–	.12	.23
Third	–	.12	.23
Fourth	–	.12	.23

Cash flow has also been impacted by our share repurchase program. Although the Corporation did not repurchase any shares of its common stock in 2001 or 2000, the Corporation did repurchase 2,478,000 shares for $46.1 million in 1999. Since the beginning of 1987, 31.7 million shares have been repurchased at an average cost of $14.10 per share.

The Corporation is dependent on dividend payments from its insurance subsidiaries in order to meet operating expenses, debt obligations, and to pay dividends. Insurance regulatory authorities impose various restrictions and prior approval requirements on the payment of dividends by insurance companies and holding companies. As of December 31, 2001, approximately $156.5 million of statutory surplus was not subject to restriction or prior dividend approval requirements.

The following table presents the Corporation's obligations (other than obligations relating to its ordinary insurance operations) to make future payments under contracts, such as debt and lease agreements:

($ in millions)		Payments Due by Period			
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Notes payable	$210.2	$205.0	$ –	$ –	$5.2
Operating leases	13.7	5.7	8.0	–	–
New Jersey transfer fee	40.6	30.5	10.1	–	–
Total contractual cash obligations	$264.5	$241.2	$18.1	$ –	$5.2

Debt

As of December 31, 2001, the Corporation had $210.2 million of outstanding notes payable. Of the $210.2 million, $5.2 million is a long-term low interest loan with the state of Ohio used in conjunction with the home office purchase. The remaining $205.0 million is a current note payable under a 1997 credit facility that provided a $300.0 million revolving line of credit to the Corporation. On March 19, 2001, the Corporation elected to reduce the aggregate amount available under the revolving line of credit from $300.0 million to $250.0 million. The credit facility agreement contains financial covenants and provisions customary for such arrangements. The most restrictive covenants include a maximum permissible consolidated funded debt that cannot exceed 30% of consolidated tangible net worth (as defined in the agreement) and a minimum statutory surplus of $750.0 million. Effective March 30, 2001, the covenant was amended to require a minimum statutory surplus of $675.0 million for the quarters ending March 31, 2001 and June 30, 2001, returning to minimum statutory surplus of $750.0 million for subsequent quarters. The Corporation continues to review its financial covenants in the credit agreement in light of its operating losses. As of December 31, 2001, the Corporation was in compliance with these covenants. However, further deterioration of operating results, reductions in the equity portfolio valuation, or other changes in statutory surplus may lead to covenant violations which could ultimately result in default.

The credit agreement expires in October 2002, with any outstanding loan balance due at that time. The Corporation is evaluating its capital requirements and is exploring ways to refinance its debt and increase its financial flexibility. The Corporation has taken steps to strengthen its financial position by aggressively managing expenses and first reducing quarterly dividends to shareholders and later eliminating the current quarterly dividend in the first quarter of 2001. The Corporation will be required to obtain additional external funding, either in the form of debt or equity, in order to repay the balance of its current notes payable, which comes due October 2002. While the Corporation believes that it should be able to obtain such external funding, the ability to raise such funding cannot be assured nor can the cost of such funding be determined at this time.

Rating Agencies

Regularly the Group's financial strength is reviewed by independent rating agencies. These agencies may upgrade, downgrade, or affirm their previous ratings of the Group. On July 25, 2001, A.M. Best announced that its rating of the group of companies is now "A-" (Excellent) from "A" previously. The rating action reflects the sharp deterioration in the Group's earnings and the significant reduction in policyholders' surplus over recent years. A.M. Best stated the "Excellent" rating was due to solid capitalization and strategic initiatives put in place by management to improve earnings. A.M. Best has placed a silent outlook on the Group's rating. On May 7, 2001, Standard & Poor's (S&P) Rating Services downgraded the Group's financial strength rating. The Group's S&P rating moved from "BBB+" to "BBB". S&P cited operating performance, declining capitalization, and limited financial flexibility as reasons for the rating change. S&P recognized the Group's improved strategic focus and re-underwriting actions as positive attributes. S&P has placed a negative outlook on the Group's rating. On May 2, 2001, Moody's Investors Services affirmed the Group's "A2" rating based on new executive leadership, ongoing expense reduction and re-underwriting initiatives, reduction or elimination of its shareholder dividends, and strength of its independent agency relationships. Moody's has revised the outlook for the Group's rating from negative to stable.

Statutory Surplus

Statutory surplus, a traditional insurance industry measure of strength and underwriting capacity, was $767.5 million at December 31, 2001, compared with $812.1 million at December 31, 2000 and $899.8 million at December 31, 1999. On January 1, 2001, statutory surplus was reduced by $21.7 million to $790.4 million for the cumulative effect of adopting new required statutory accounting principles. The 2001 surplus was further reduced by the $26.8 million after-tax charge associated with the New Jersey private passenger auto transfer and a decrease in the market value of the equity investment portfolio. Statutory surplus increased in 2001 due to the sale of a minority interest in the stock of a subsidiary, which caused a non-recurring tax benefit of

$16.1 million. The decrease in the 2000 surplus was due primarily to poor underwriting results, dividend payments, and the statutory treatment of the final installment payment for the acquisition of the commercial lines division of GAI.

The ratio of premiums written to statutory surplus is one of the measures used by insurance regulators to gauge the financial strength of an insurance company and indicates the ability of the Group to grow by writing additional business. At December 31, 2001, the Group's premiums written to surplus ratio is 1.9 to 1. The ratio was 1.9 to 1 and 1.8 to 1 in 2000 and 1999, respectively.

The National Association of Insurance Commissioners (NAIC) has developed a "Risk-Based Capital" formula for property and casualty insurers and life insurers. The formula is intended to measure the adequacy of an insurer's capital given the asset structure and product mix of the company. As of December 31, 2001, all insurance companies in the Group, with the exception of OCNJ, exceed the necessary capital. The exception for OCNJ is due to a temporary difference in the recognition of deferred taxes related to the $40.6 million New Jersey transfer fee.

In 1998, the NAIC adopted the Codification of Statutory Accounting Principles guidance, which replaced the former Accounting Practices and Procedures manual as the NAIC's primary guidance on statutory accounting. The new policies provide guidance for areas where statutory accounting had been silent and changed former statutory accounting in some areas. The Group implemented the Codification guidance effective January 1, 2001. The cumulative effect of changes in accounting principles adopted to conform to the Codification guidance were reported as an adjustment to statutory policyholders' surplus as of January 1, 2001. The cumulative effect of adopting Codification reduced statutory policyholders' surplus by $21.7 million on January 1, 2001.

Ohio Casualty Corporation Quarterly High/Low Market Price Per Share

(in dollars, adjusted from 1999 stock split)


11.63
8.38
13.38
8.47
14.30
10.93
16.05
12.43
17.87
11.06
17.12
10.94
10.56
6.34
10.25
6.50
21.69
19.03
20.03
17.81
18.56
15.06
17.00
15.06
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
2001
2000
1999

Reinsurance

Reinsurance is a contract by which one insurer, called a reinsurer, agrees to cover, under certain defined circumstances, a portion of the losses incurred by a primary insurer in the event a claim is made under a policy issued by the primary insurer. The Group purchases reinsurance to protect against large or catastrophic losses. There are several programs that provide reinsurance coverage.

The Group's property per risk program covers property losses in excess of $1.0 million for a single insured, for a single event. This property per risk program covers up to $29.0 million in losses in excess of the $1.0 million retention level for a single event. The Group's casualty per occurrence program covers liability losses. Workers' compensation, umbrella and other casualty reinsurance cover losses up to $99.0 million, $49.0 million and $23.0 million, respectively, in excess of the $1.0 million retention level for a single insured event.

The property catastrophe reinsurance program protects the Group against an accumulation of losses arising from one defined catastrophic occurrence or series of events. This program provides $150.0 million of coverage in excess of the Group's $25.0 million retention level. In 2001, a portion of the catastrophe program was renewed with a multi-year placement as in previous years. This provides continuity and maintains rates and each reinsurer's overall share of the program. Over the last 20 years, two events triggered coverage under the catastrophe reinsurance program. Losses and loss adjustment expenses from the Oakland fires in 1991 totaled $35.6 million and losses and loss adjustment expenses from Hurricane Andrew in 1992 totaled $29.8 million. Both of these losses exceeded the prior retention amount of $13.0 million, resulting in significant recoveries from reinsurers. Reinsurance limits are purchased to cover exposure to catastrophic events having the probability of occurring every 150-250 years.

GAI has agreed to maintain reinsurance on the commercial lines business that the Company acquired from GAI and its affiliates in 1998. GAI is obligated to reimburse the Company if Great American's reinsurers are unable to pay claims with respect to the acquired commercial lines business.

Reinsurance contracts do not relieve the Group of their obligations to policyholders. The collectibility of reinsurance depends on the solvency of the reinsurers at the time any claims are presented. The Group monitors each reinsurer's financial health and claims settlement performance because reinsurance protection is an important component of the Corporation's financial plan. Each year, the Group reviews financial statements and calculates various ratios used to identify reinsurers who no longer meet appropriate standards of financial strength. Reinsurers who fail these tests are removed from the program at renewal. Additionally, a large base of reinsurers is utilized to mitigate concentration of risk. During the last three fiscal years, no reinsurer accounted for more than 15% of total ceded premiums. As a result of these controls, amounts of uncollectible reinsurance have not been significant.

Loss and Loss Adjustment Expenses

The Group's largest liabilities are reserves for losses and loss adjustment expenses. The accounting policies related to the loss and loss adjustment expense reserves are considered critical. Loss and loss adjustment expense reserves are established for all incurred claims and are carried on an undiscounted basis before any credits for reinsurance recoverable. The establishment of loss and loss adjustment expense reserves involves the use of certain assumptions and estimates. Actual losses and loss adjustment expenses may change with further developments. These reserves amounted to $2.15 billion at December 31, 2001, $2.00 billion at December 31, 2000 and $1.91 billion at December 31, 1999.

In recent years, asbestos and environmental liability claims have expanded greatly in the insurance industry. Historically, the Group has written small commercial accounts and has not sold policies with significant manufacturing liability coverages. Within the manufacturing category, we have concentrated on the light manufacturers, which further limits exposure to environmental claims. Consequently, the Group's asbestos and environmental liability exposure is substantially below the industry average.

Estimated asbestos and environmental reserves are composed of case reserves, incurred but not reported reserves and reserves for loss adjustment expense. For 2001, 2000 and 1999, respectively, those reserves were $53.5 million, $40.4 million and $41.1 million. Asbestos reserves were $31.8 million, $13.5 million and $9.6 million and environmental reserves were $21.7 million, $26.9 million and $31.5 million for those respective years. These loss estimates are based on currently available information. However, given the expansion of coverage and liability by the courts and legislatures, there is substantial uncertainty as to the ultimate liability. The Group increased its asbestos reserves in 2001 for further development on existing claims outstanding.

Construction defect claims filed under general liability insurance policies involve allegations of defective work on construction projects, such as condominiums, apartment complexes, housing developments, and office buildings. These claims usually involve multiple parties and carriers. The loss estimates for these claims are based on currently available information. However, given the expansion of coverage and liability by the courts and legislatures, there is substantial uncertainty as to the ultimate liability.

California Legal Proceedings

Proposition 103 was passed in the state of California in 1988 in an attempt to legislate premium rates for that state. The proposition required premium rate rollbacks for 1989 California policyholders while allowing for a "fair" return for insurance companies.

In 1998, the Administrative Law Judge issued a proposed ruling with a rollback liability of $24.4 million plus interest. The Group established a contingent liability for the Proposition 103 rollback of $24.4 million plus simple interest at 10% from May 8, 1989. This brought the total reserve to $52.3 million at September 30, 2000. On October 25, 2000, the Group announced a settlement agreement for California Proposition 103 that was approved by the Commissioner of Insurance of the state of California. Under the terms of the settlement, the members of the Group agreed to pay $17.5 million in refund premiums to eligible 1989 California policyholders. With this development, the total reserve was decreased to $17.5 million as of December 31, 2000. This decrease in the reserve resulted in an increase in operating income and net income in 2000, but had no effect on the statutory combined ratio reported. The Group began to make payments in the first quarter of 2001. The remaining liability was $7.8 million as of December 31, 2001.

To date, the Group has paid approximately $5.7 million in legal costs related to the California withdrawal and Proposition 103.

Investment Portfolio

At year-end 2001, consolidated investments had a carrying value of $3.3 billion. The excess of market value over cost was $420.9 million, compared with $629.4 million at year-end 2000 and $505.4 million at year-end 1999. The decrease in 2001 was largely due to the recognition of realized gains in connection with the sale of appreciated equity securities in the 2001 equity portfolio reallocation. The 2000 increase was due to market growth in both the fixed income and equity portfolios, while a 1999 decrease in unrealized gains was largely attributable to the Group's reallocation of its investment portfolio mentioned in the Investment Results section.

The Group's fixed income portfolio has an intermediate duration and a laddered maturity structure. The Group chooses always to remain fully invested and does not try to time markets. The Group also does not invest in off-balance sheet investments or arrangements.

Tax exempt bonds decreased to 1.1% of the fixed income portfolio at year-end 2001 versus 3.2% and 19.4% for December 31, 2000 and 1999, respectively. The funds previously held in tax exempt bonds have been reallocated to investment grade taxable bonds. Due to poor underwriting results over the past few years, the Group has reduced its holdings to maximize after-tax income.

As of December 31, 2001, the Group held $1,107.8 million in mortgage-backed securities, compared with $1,124.0 million and $784.3 million at December 31, 2000 and 1999, respectively. The increase from December 31, 1999 is attributable to a redistribution of investments previously held in tax exempt bonds and the 2001 and 1999 reallocations mentioned above. The majority of mortgage-backed security holdings are less volatile planned amortization class, sequential structures and agency pass-through securities. Of this portfolio, $10.0 million, $13.1 million and $19.3 million were invested in more volatile bond classes (e.g. interest-only, super-floaters, inverses) in 2001, 2000 and 1999, respectively.

At year-end 2001, consolidated equity investments had a market value of $489.0 million. Equity investments have decreased as a percentage of the consolidated portfolio from 22.0% in 1999 to 14.7% at year-end 2001. This decrease is attributable to the 2001 reallocation of the Group's investment portfolio.

The Corporation adopted Statement of Financial Accounting Standards (SFAS) 133 effective January 1, 2001. The adoption of SFAS 133 has had an immaterial impact on the financial results of the Corporation.

The Corporation's largest assets are its investments and, therefore, the accounting policies are considered critical. The Corporation uses certain assumptions and estimates when valuing certain investments and related income. These assumptions include estimations of cash flows and interest rates. Although the Corporation believes the values of its investments represent fair value, due to the inherent uncertainties and judgments involved with accounting measurements, certain estimates could change and lead to changes in fair values.

Market Risk Disclosures for Financial Instruments

Market risk is the risk of loss resulting from adverse changes in interest rates. In addition to market risk, the Corporation is exposed to other risks such as credit, reinvestment and liquidity risk. Credit risk refers to the financial risk that an obligation will not be paid and a loss will result. Reinvestment risk is the risk that interest rates will fall causing interim cash flows to earn less than the original investment. Liquidity risk describes the ease with which an investment can be sold without substantially affecting the asset's price. The sensitivity analysis below summarizes only the exposure to market risk.

The Corporation strives to produce competitive returns by investing in a diverse portfolio of high-quality companies. All investments are held as "available-for-sale," as defined by SFAS No. 115.

Market Risk - The Corporation has exposure to losses resulting from potential volatility in interest rates. The Corporation attempts to mitigate its exposure to interest rate risk through active portfolio management, periodic reviews of asset and liability positions and through maintaining a laddered maturity structure with an intermediate duration. Estimates of cash flows and the impact of interest rate fluctuations relating to the Corporation's investment portfolio are modeled semi-annually and reviewed regularly.

Equity Price Risk – Equity price risk can be separated into two elements. The first, systematic risk, is the portion of a portfolio or individual security's price movement attributed to stock market movement as a whole. The second element, nonsystematic risk, is the portion of price movement unique to the individual portfolio or security. This risk can be further divided between characteristics of the industry and of the individual issuer. The Corporation attempts to manage nonsystematic risk by monitoring a portfolio that is diversified across industries.

The following tables illustrate the hypothetical effect of an increase in interest rates of 100 basis points (1%) and a 10% decrease in equity values at December 31, 2001, 2000 and 1999, respectively. The changes selected above reflect the Corporation's view of shifts in rates and values that are quite possible over a one-year period. These rates should not be considered a prediction of future events by the Corporation as interest rates may be much more volatile in the future. This analysis is not intended to provide a precise forecast of the effect of changes in interest rates and equity prices on the Corporation's income, cash flow or shareholders' equity. In addition, the analysis does not take into account any actions the Corporation may take to reduce its exposure in response to market fluctuations.

December 31, 2001	Estimated Fair Value	Adjusted Market Value as indicated above
Interest Rate Risk:		
Fixed maturities	$2,772	$2,633
Short-term investments	55	55
Equity Price Risk:		
Equity securities	489	440
Totals	$3,316	$3,128

December 31, 2000	Estimated Fair Value	Adjusted Market Value as indicated above
Interest Rate Risk:		
Fixed maturities	$2,514	$2,419
Short-term investments	60	60
Equity Price Risk:		
Equity securities	755	679
Totals	$3,329	$3,158

December 31, 1999	Estimated Fair Value	Adjusted Market Value as indicated above
Interest Rate Risk:		
Fixed maturities	$2,377	$2,272
Short-term investments	104	104
Equity Price Risk:		
Equity securities	698	628
Totals	$3,179	$3,004

In addition to the above scheduled investments, the Corporation has a revolving line of credit. An increase in interest rates of one hundred basis points to the index against which the line of credit is priced would result in additional annual interest expense of $2.1 million.

Certain assumptions are inherent in the above analysis. The Corporation assumes an instantaneous and parallel shift in interest rates and equity prices at December 31, 2001, 2000 and 1999, and that the composition of its investment portfolio remains relatively constant. Also, the Corporation assumes a change in interest rates is reflected uniformly across all financial instruments. The adjusted market values are estimated using discounted cash flow analysis and duration modeling.

New Accounting Standards

See discussion of new accounting standards in Note 22.

Forward-looking Statements

From time to time, the Corporation may publish forward looking statements relating to such matters as anticipated financial performance, business prospects and plans, regulatory developments and similar matters. The statements contained in this Management's Discussion and Analysis that are not historical information, are forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides a safe harbor under the Securities Act of 1933 and The Securities Exchange Act of 1934 for forward-looking statements. In order to comply with the terms of the safe harbor, the Corporation notes that a variety of factors could cause the Corporation's actual results and experience to differ materially from the anticipated results or other expectations expressed in the Corporation's forward-looking statements.

The risks and uncertainties that may affect the operations, performance, development and results of the Corporation's business, include the following: changes in property and casualty reserves; catastrophe losses; premium and investment growth; product pricing environment; availability of credit; changes in government regulation; performance of financial markets; fluctuations in interest rates; availability and pricing of reinsurance; litigation and administrative proceedings; acts of war and terrorist activities; rating agency actions; ability of Ohio Casualty to retain the business acquired from the Great American Insurance Company; ability to achieve targeted expense savings; ability to refinance indebtedness; ability to achieve premium targets and profitability goals; and general economic and market conditions.

Consolidated Balance Sheet

December 31 (*In thousands, except per share data*)	2001	2000	1999
Assets			
Investments:			
Fixed maturities:			
Available-for-sale, at fair value (Cost: $2,729,998; $2,470,375; $2,408,201)	**$ 2,772,104**	$ 2,513,654	$ 2,376,973
Equity securities, at fair value (Cost: $110,206; $168,779; $161,498)	**488,988**	754,919	698,129
Short-term investments, at fair value (Cost: $54,785; $59,679; $104,446)	**54,785**	59,679	104,398
Total investments	**3,315,877**	3,328,252	3,179,500
Cash	**37,499**	30,365	45,559
Premiums and other receivables, net of allowance for bad debts of $8,400, $10,700, and $9,338, respectively	**341,986**	357,108	366,202
Deferred policy acquisition costs	**166,759**	175,071	177,745
Property and equipment, net of accumulated depreciation of $133,213, $122,040, and $113,541, respectively	**99,810**	91,259	94,670
Reinsurance recoverable	**237,688**	148,633	139,021
Agent relationships, net of accumulated amortization of $36,310, $25,013, and $13,298, respectively	**241,022**	263,379	293,565
Interest and dividends due or accrued	**43,319**	38,227	38,022
Other assets	**40,659**	57,071	142,160
Total assets	**$ 4,524,619**	$ 4,489,365	$ 4,476,444
Liabilities			
Insurance reserves:			
Losses	**$ 1,746,828**	$ 1,627,568	$ 1,544,967
Loss adjustment expenses	**403,894**	375,951	363,488
Unearned premiums	**666,739**	696,513	725,399
Notes payable	**210,173**	220,798	241,446
California Proposition 103 reserve	**7,816**	17,500	50,486
Deferred income taxes	**3,124**	65,613	62,843
Other liabilities	**406,013**	368,831	336,828
Total liabilities (See Notes 1 and 9)	**3,444,587**	3,372,774	3,325,457
Shareholders' Equity			
Common stock, $.125 par value Authorized: 150,000 shares; Issued: 94,418 shares	**11,802**	11,802	11,802
Preferred stock, No par value Authorized: 2,000 shares; Issued: 0 shares	**–**	–	–
Additional paid-in capital	**4,152**	4,180	4,286
Common stock purchase warrants	**21,138**	21,138	21,138
Accumulated other comprehensive income	**274,359**	409,904	329,354
Retained earnings	**1,221,447**	1,122,867	1,237,562
Treasury stock, at cost: (Shares: 34,312; 34,346; 34,335)	**(452,866)**	(453,300)	(453,155)
Total shareholders' equity	**1,080,032**	1,116,591	1,150,987
Total liabilities and shareholders' equity	**$ 4,524,619**	$ 4,489,365	$ 4,476,444

See Notes to Consolidated Financial Statements.

Statement of Consolidated Income

Year ended December 31 *(In thousands, except per share data)*	2001	2000	1999
Premiums and finance charges earned	**$ 1,506,678**	$ 1,533,998	$ 1,554,966
Investment income less expenses	**212,385**	205,062	184,287
Investment gains (losses) realized, net	**182,940**	(2,391)	160,827
Total revenues	**1,902,003**	1,736,669	1,900,080
Losses and benefits for policyholders	**1,001,590**	1,116,271	1,008,668
Loss adjustment expenses	**202,444**	177,894	166,986
General operating expenses	**111,833**	136,898	151,088
Amortization of agent relationships	**11,297**	11,715	12,267
Write-off of agent relationships	**10,966**	45,971	–
Early retirement charge	**6,016**	–	–
New Jersey renewal obligation transfer fee	**40,600**	–	–
Amortization of deferred policy acquisition costs	**375,650**	394,515	401,993
Depreciation expense	**10,220**	12,308	15,600
Amortization of software	**4,999**	3,785	4,146
California Proposition 103 reserve, including interest	**–**	(32,986)	2,443
Total expenses	**1,775,615**	1,866,371	1,763,191
Income (loss) from continuing operations before income taxes	**126,388**	(129,702)	136,889
Income tax (benefit) expense:			
Current	**17,311**	(9,850)	11,067
Deferred	**10,497**	(40,603)	19,886
Total income tax (benefit) expense	**27,808**	(50,453)	30,953
Income (loss) before discontinued operations and cumulative effect of accounting change	**98,580**	(79,249)	105,936
Income from discontinued operations, net of taxes of $78 (See Note 21)	**–**	–	4,270
Gain on sale of discontinued operations, net of taxes of $235 (See Note 21)	**–**	–	6,190
Cumulative effect of accounting change, net of taxes	**–**	–	(2,255)
Net income (loss)	**$ 98,580**	$ (79,249)	$ 114,141
Average shares outstanding - basic*	**60,076**	60,075	61,126
Average shares outstanding - diluted*	**60,209**	60,075	61,139
Earnings per share (basic and diluted):*			
Income (loss) from continuing operations, per share	**$ 1.64**	$ (1.32)	$ 1.73
Income from discontinued operations, per share	**–**	–	0.07
Gain on sale of discontinued operations, per share	**–**	–	0.11
Effect of change in accounting principle (net of taxes)	**–**	–	(0.04)
Net income (loss), per share	**$ 1.64**	$ (1.32)	$ 1.87

**Adjusted for 2 for 1 stock dividend effective July 22, 1999. (See Note 23) See Notes to Consolidated Financial Statements.*

Statement of Consolidated Shareholders' Equity

(In thousands, except per share data)	Common stock	Additional paid-in capital	Common stock purchase warrants	Accumulated other comprehensive income	Retained earnings	Treasury stock	Total shareholders' equity
Balance, January 1, 1999	$ 5,901	$ 4,135	$ 21,138	$ 511,816	$ 1,185,349	$ (407,358)	$ 1,320,981
Net income					114,141		114,141
Net change in unrealized gain, net of deferred income tax of $(98,249)				(182,462)			(182,462)
Comprehensive loss							(68,321)
Net issuance of treasury stock under stock option plan (24 shares)		151				290	441
Repurchase of treasury stock (2,478 shares)						(46,087)	(46,087)
Cash dividends paid ($.92 per share)*					(56,027)		(56,027)
Stock dividend (47,209 shares)	5,901				(5,901)		–
Balance, December 31, 1999	$ 11,802	$ 4,286	$ 21,138	$ 329,354	$ 1,237,562	$ (453,155)	$ 1,150,987
Net loss					(79,249)		(79,249)
Net change in unrealized gain, net of deferred income tax of $43,374				80,550			80,550
Comprehensive income							1,301
Net forfeiture of treasury stock under stock award plan (11 shares)		(106)				(145)	(251)
Cash dividends paid ($.59 per share)					(35,446)		(35,446)
Balance, December 31, 2000	$ 11,802	$ 4,180	$ 21,138	$ 409,904	$ 1,122,867	$ (453,300)	$ 1,116,591
Net income					98,580		98,580
Net change in unrealized gain, net of deferred income tax of $(72,986)				(135,545)			(135,545)
Comprehensive loss							(36,965)
Net issuance of treasury stock under stock award plan (34 shares)		(28)				434	406
Balance, December 31, 2001	$ 11,802	$ 4,152	$ 21,138	$ 274,359	$ 1,221,447	$ (452,866)	$ 1,080,032

**Adjusted for 2 for 1 stock dividend effective July 22, 1999 (See Note 23). See Notes to Consolidated Financial Statements.*

Statement of Consolidated Cash Flow

Year ended December 31 *(In thousands)*	2001	2000	1999
CASH FLOWS FROM:			
Operations			
Net income (loss)	$ 98,580	$ (79,249)	$ 114,141
Adjustments to reconcile net income to cash from operations:			
Changes in:			
Insurance reserves	117,429	66,178	(17,153)
Income taxes	31,951	(36,193)	(5,510)
Premiums and other receivables	15,122	9,094	(64,259)
Deferred policy acquisition costs	8,312	2,674	(1,139)
Reinsurance recoverable	(89,055)	(9,612)	15,101
Other assets	2,967	80,105	(16,930)
Other liabilities	45,136	24,048	(38,806)
California Proposition 103 reserves	(9,684)	(32,986)	2,443
Amortization and write-off of agent relationships	22,357	57,686	12,267
Depreciation and amortization	9,978	15,510	28,769
Investment (gains) losses	(182,940)	2,391	(162,698)
Gain on sale of discontinued operations (See Note 21)	–	–	(6,190)
Cumulative effect of an accounting change	–	–	2,255
Net cash generated (used) from operating activities	70,153	99,646	(137,709)
Investing			
Purchase of securities:			
Fixed income securities - available-for-sale	(1,571,538)	(1,131,406)	(1,572,645)
Equity securities	(55,446)	(80,375)	(26,696)
Proceeds from sales:			
Fixed income securities - available-for-sale	1,215,596	990,390	1,287,982
Equity securities	298,659	54,817	302,355
Proceeds from maturities and calls:			
Fixed income securities - available-for-sale	77,542	57,930	133,269
Equity securities	–	10,200	3,000
Property and equipment:			
Purchases	(22,940)	(9,511)	(31,425)
Sales	764	4,423	1,270
Cash proceeds from sale of discontinued operations (See Note 21)	–	–	11,011
Net cash generated (used) from investing activities	(57,363)	(103,532)	108,121
Financing			
Notes payable:			
Borrowings	–	–	16,500
Repayments	(10,625)	(20,648)	(40,054)
Proceeds from exercise of stock options	75	67	211
Purchase of treasury stock	–	–	(46,087)
Dividends paid to shareholders	–	(35,446)	(56,027)
Net cash used from financing activities	(10,550)	(56,027)	(125,457)
Net change in cash and cash equivalents	2,240	(59,913)	(155,045)
Cash and cash equivalents, beginning of year	90,044	149,957	305,002
Cash and cash equivalents, end of year	$ 92,284	$ 90,044	$ 149,957
Additional disclosures:			
Interest and related fees paid	$ 14,271	$ 15,953	$ 13,790
Income taxes paid (refunded)	(1,549)	(14,248)	34,824

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

All dollar amounts in thousands, except share data, unless otherwise stated.

NOTE 1 — Accounting Policies

A. Nature of Business

Ohio Casualty Corporation is the holding company of The Ohio Casualty Insurance Company, which is one of six property-casualty companies that make up Ohio Casualty Group, whose primary products consist of insurance for personal auto, commercial property, homeowners, commercial auto, workers' compensation and other miscellaneous lines. The Group operates through the independent agency system in over 40 states. Of net premiums written in 2001, approximately 17.4% was generated in the state of New Jersey, 9.8% in Ohio and 7.9% in Kentucky.

B. Principles of Consolidation

The consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States and include the accounts of Ohio Casualty Corporation and its subsidiaries (The Ohio Casualty Insurance Company, West American Insurance Company, Ohio Security Insurance Company, American Fire and Casualty Company, Avomark Insurance Company, and Ohio Casualty of New Jersey, Inc.). Certain reclassifications have been made to prior years to conform to the current year's presentation. All significant inter-company transactions have been eliminated.

C. Investments

Investment securities are classified upon acquisition into one of the following categories:

(1) held to maturity securities

(2) trading securities

(3) available-for-sale securities

Currently, all of the Corporation's investments are held as available-for-sale securities. Available-for-sale securities are those securities that would be available to be sold in the future in response to liquidity needs, changes in market interest rates and asset-liability management strategies, among others. Available-for-sale securities are reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders' equity, net of deferred tax. Equity securities are carried at quoted market values and include nonredeemable preferred stocks and common stocks. Fair values of fixed maturities and equity securities are determined on the basis of dealer or market quotations or comparable securities on which quotations are available. The Corporation regularly evaluates all of its investments based on current economic conditions, credit loss experience and other specific developments. If there is a decline in a security's net realizable value that is other than temporary, it is treated as a realized loss and the cost basis of the security is reduced to its estimated fair value.

Short-term investments include commercial paper and notes with original maturities of 90 days or less and are stated at fair value.

Realized gains or losses on disposition of investments are determined on the basis of specific cost of investments.

D. Premiums

Property and casualty insurance premiums are earned principally on a monthly pro rata basis over the term of the policy; the premiums applicable to the unexpired terms of the policies are included in unearned premium reserve. Premiums receivable represents amounts due on insurance policies. The premiums receivable balance is presented net of allowances determined by management.

E. Deferred Policy Acquisition Costs

Acquisition costs incurred at policy issuance net of applicable ceding commissions are deferred and amortized over the term of the policy. Acquisition costs deferred consist of commissions, brokerage fees, salaries and benefits, and other underwriting expenses to include allocations for inspections, taxes, rent and other expenses which vary directly with the acquisition of insurance contracts. Periodically, an analysis of the deferred policy acquisition costs is performed in relation to the expected recognition of revenues including investment income to determine if any deficiency exists. No deficiencies have been indicated in the periods presented.

F. Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is computed principally on the straight-line method over the estimated lives of the assets. The Corporation capitalizes costs incurred to internally develop certain software assets used in the Corporation's operations. The Corporation amortizes these costs on a straight-line basis over the estimated useful life of the asset when placed into service. Capitalized software costs are evaluated periodically as events or circumstances indicate a possible inability to recover their carrying amounts. Such evaluation is based on various analyses, including cash flow and profitability projections that incorporate, as applicable, the impact on existing company businesses. Unamortized software costs and accumulated amortization in the consolidated balance sheet were $41,410 and $1,035 at December 31, 2001, and $28,764 and $552 at December 31, 2000, respectively.

G. Agent Relationships

The Corporation recorded an asset (agent relationships) for the excess of cost over the fair value of net assets acquired. Agent relationships are amortized on a straight-line basis over a twenty-five year period. Agent relationships are evaluated periodically as events or circumstances, such as cancellation of agents, indicate a possible inability to recover their carrying amount. Such evaluation is based on various analyses, including cash flow and profitability projections that incorporate, as applicable, the impact on existing company businesses. The analyses necessarily involve significant management judgments to evaluate the capacity of an acquired business to perform within projections. If future undiscounted cash flows are insufficient to recover the carrying amount of the asset, an impairment loss will be recognized (See Note 15).

H. Loss Reserves

The reserves for unpaid losses and loss adjustment expenses are based on estimates of ultimate claim costs, including claims incurred but not reported, salvage and subrogation and inflation without discounting. The methods of making such estimates are continually reviewed and updated, and any resulting adjustments are reflected in earnings currently. The amounts are necessarily based on estimates of future rates of inflation and other factors, and accordingly there can be no assurance that the ultimate liability will not vary from such estimates.

I. Reinsurance

In the normal course of business, the Group seeks to diversify risk and reduce the loss that may arise from catastrophes or other events that cause unfavorable underwriting results by reinsuring certain levels of risk in various areas of exposure with other insurance enterprises or reinsurers. To the extent that any reinsuring companies are unable to meet obligations under the agreements covering the reinsurance ceded, the Group would remain liable. Amounts recoverable from reinsurers are estimated in a manner consistent with the reinsured contract.

J. Income Taxes

The Corporation files consolidated federal income tax returns.

The Corporation records deferred tax assets and liabilities based on temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the year in which the differences are expected to reverse.

K. Stock Options

The Corporation accounts for stock options issued to employees in accordance with Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees". Under APB 25, the Corporation recognizes expense based on the intrinsic value of options.

L. Insurance Assessments

The Group accrues a liability for insurance related assessments in accordance with Statement of Position 97-3 "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments". As of December 31, 2001, 2000, and 1999 the liability for these assessments was $6,582, $4,278, and $4,808, respectively. In 1999, the Corporation recorded the liability as a change in accounting method.

M. Earnings Per Share

Earnings per share of common stock is presented using basic and diluted earnings per share. Basic earnings per share is calculated using the weighted average number of common stock shares outstanding during the period. Diluted earnings per share include the effect of the assumed exercise of dilutive common stock options.

N. Statement of Cash Flows

Short-term investments are comprised of highly liquid investments that are readily convertible into known amounts of cash. Such investments have maturities of 90 days or less from the date of purchase. Short-term investments are deemed to be cash equivalents.

O. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The insurance industry is subject to heavy regulation that differs by state. A dramatic change in regulation in a given state may have a material adverse impact on the Corporation.

NOTE 2 — Investments

Investment income is summarized as follows:

	2001	2000	1999
Investment income from:			
Fixed maturities	$208,042	$199,474	$177,018
Equity securities	10,676	11,234	12,961
Short-term securities	3,188	5,352	5,942
Total investment income	221,906	216,060	195,921
Investment expenses	9,521	10,998	11,634
Net investment income	$212,385	$205,062	$184,287

The gross realized gains and gross realized losses from sales of available-for-sale securities were as follows:

December 31	Gross Realized Gains	Gross Realized (Losses)	Net Realized Gains (Losses)
2001	$202,758	$(19,818)	$182,940
2000	18,728	(21,119)	(2,391)
1999	169,301	(8,474)	160,827

The increase in realized gains in 2001 was due to the partial reallocation of the Corporation's equity portfolio to fixed income holdings. Significant appreciation in the equity holdings sold as part of the reallocation, contributed to the realized gains in 2001.

The increase in realized gains in 1999 was due to a strategic asset reallocation involving the sale of approximately $200,000 in equity securities resulting in $145,000 of realized gains.

Changes in unrealized gains (losses) on investment in securities are summarized as follows:

	2001	2000	1999
Unrealized gains (losses):			
Securities	$(208,531)	$123,924	$(280,711)
Deferred tax	72,986	(43,374)	98,249
Net unrealized gains (losses)	$(135,545)	$ 80,550	$(182,462)

The amortized cost and estimated market values of investments in debt and equity securities are as follows:

2001	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities available-for-sale:				
U.S. Government	$ 27,775	$ 1,611	$ (5)	$ 29,381
States, municipalities and political subdivisions	30,057	1,271	–	31,328
Corporate securities	1,577,939	47,945	(22,325)	1,603,559
Mortgage-backed securities:				
U.S. Government Agency	56,307	243	(488)	56,062
Other	1,037,920	26,649	(12,795)	1,051,774
Total fixed maturities	2,729,998	77,719	(35,613)	2,772,104
Equity securities	110,206	381,580	(2,798)	488,988
Short-term investments	54,785	–	–	54,785
Total securities, available-for-sale	$2,894,989	$459,299	$(38,411)	$3,315,877

Notes to Consolidated Financial Statements

2000	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities available-for-sale:				
U.S. Government	$ 54,290	$ 1,530	$ (212)	$ 55,608
States, municipalities and political subdivisions	78,049	1,322	(128)	79,243
Corporate securities	1,233,418	40,427	(18,994)	1,254,851
Mortgage-backed securities:				
U.S. Government Agency	25,764	199	(136)	25,827
Other	1,078,854	26,388	(7,117)	1,098,125
Total fixed maturities	2,470,375	69,866	(26,587)	2,513,654
Equity securities	168,779	598,840	(12,700)	754,919
Short-term investments	59,679	–	–	59,679
Total securities, available-for-sale	$2,698,833	$668,706	$(39,287)	$3,328,252

1999	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities available-for-sale:				
U.S. Government	$ 65,214	$ 1,001	$ (1,108)	$ 65,107
States, municipalities and political subdivisions	456,959	9,724	(5,256)	461,427
Corporate securities	1,082,975	17,344	(34,196)	1,066,123
Mortgage-backed securities:				
U.S. Government Agency	47,865	30	(1,438)	46,457
Other	755,188	5,093	(22,422)	737,859
Total fixed maturities	2,408,201	33,192	(64,420)	2,376,973
Equity securities	161,498	543,718	(7,087)	698,129
Short-term investments	104,446	29	(77)	104,398
Total securities, available-for-sale	$2,674,145	$576,939	$(71,584)	$3,179,500

The Group is required to hold investments on deposit with regulatory authorities in various states. As of December 31, 2001, 2000 and 1999, these investments had a fair value of $55,222, $50,863, and $43,801, respectively.

The amortized cost and estimated fair value of debt securities at December 31, 2001, by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
Due in one year or less	$ 11,144	$ 11,322
Due after one year through five years	297,429	306,584
Due after five years through ten years	861,646	880,050
Due after ten years	465,552	466,312
Mortgage-backed securities:		
U.S. Government Agency	56,307	56,062
Other	1,037,920	1,051,774
Total fixed maturities	$2,729,998	$2,772,104

Certain securities were determined to have other than temporary declines in book value and were written down through realized investment losses. The before-tax realized gain (loss) was impacted by the write-down of securities for other than temporary declines in market value by $11,951, $16,720, and $8,195 in 2001, 2000 and 1999, respectively.

Gross gains of $39,821, $14,179 and $13,677 and gross losses of $35,160, $35,858, and $37,126 were realized on the maturities and sales of debt securities in 2001, 2000 and 1999, respectively.

NOTE 3 — Fair Value of Financial Instruments

The following table presents the carrying amounts and fair values of the Corporation's financial instruments:

2001	**Carrying Amount**	**Fair Value**
Assets		
Cash and short-term investments	**$ 92,284**	**$ 92,284**
Securities available-for-sale	**3,261,092**	**3,261,092**
Liabilities		
Notes payable	**$ 210,173**	**$ 210,173**

2000	Carrying Amount	Fair Value
Assets		
Cash and short-term investments	$ 90,044	$ 90,044
Securities available-for-sale	3,268,573	3,268,573
Liabilities		
Notes payable	$ 220,798	$ 220,798

1999	Carrying Amount	Fair Value
Assets		
Cash and short-term investments	$ 149,957	$ 149,957
Securities available-for-sale	3,075,102	3,075,102
Liabilities		
Notes payable	$ 241,446	$ 241,446

The Corporation believes that the fair value of notes payable is approximately equal to its carrying value due to the market-based variable interest rates associated with the debt.

NOTE 4 — Deferred Policy Acquisition Costs

Changes in deferred policy acquisition costs are summarized as follows:

	2001	2000	1999
Deferred, January 1	**$175,071**	$177,745	$176,606
Additions:			
Commissions and brokerage	**237,435**	249,940	250,390
Salaries and employee benefits	**57,559**	61,067	70,823
Other	**72,344**	80,834	80,826
Deferral of expense	**367,338**	391,841	402,039
Amortization to expense			
Discontinued operations	**–**	–	(1,093)
Continuing operations	**375,650**	394,515	401,993
Deferred, December 31	**$166,759**	$175,071	$177,745

NOTE 5 — Income Tax

The effective income tax rate is less than the statutory corporate tax rate of 35% for 2001, 2000 and 1999 for the following reasons:

	2001	2000	1999
Tax at statutory rate	**$ 44,236**	$(45,396)	$ 45,626
Tax exempt interest	**(875)**	(5,578)	(12,543)
Dividends received deduction (DRD)	**(2,677)**	(1,399)	(3,483)
Proration of DRD and tax exempt interest	**275**	1,012	2,124
Loss on disposition of subsidiary stock	**(16,100)**	–	–
Miscellaneous	**2,949**	908	(771)
Actual tax expense (benefit)	**$ 27,808**	$(50,453)	$ 30,953

The loss on disposition of subsidiary stock in 2001 was a non-recurring tax benefit related to the sale of a minority interest in stock of the Ohio Casualty of New Jersey, Inc. subsidiary.

Tax years 1993 through 1995 and 1997 through 1999 are being examined by the Internal Revenue Service. Management believes there will not be a significant impact on the financial position or results of operations of the Corporation as a result of this audit.

The components of the net deferred tax liability were as follows:

	2001	2000	1999
Unearned premium proration	**$ 34,260**	$ 36,640	$ 38,574
Accrued expenses	**39,228**	42,515	34,578
NOL and AMT carryforward	**9,612**	23,250	–
Postretirement benefits	**33,873**	32,905	31,766
Discounted loss and loss expense reserves	**85,579**	80,647	69,955
Total deferred tax assets	**202,552**	215,957	174,873
Deferred policy acquisition costs	**(58,366)**	(61,275)	(60,811)
Unrealized gains on investments	**(147,310)**	(220,295)	(176,905)
Total deferred tax liabilities	**(205,676)**	(281,570)	(237,716)
Net deferred tax liability	**$ (3,124)**	$ (65,613)	$ (62,843)

NOTE 6 — Employee Benefits

The Corporation has a non-contributory defined benefit retirement plan, a contributory health care, life and disability insurance plan and a savings plan covering substantially all employees. Benefit expenses are as follows:

	2001	2000	1999
Employee benefit costs:			
Pension plan	**$ (3,826)**	$ (2,816)	$ 1,858
Health care	**15,569**	16,718	16,180
Life and disability insurance	**773**	741	743
Savings plan	**2,867**	2,787	2,948
Total	**$15,383**	$17,430	$21,729

The pension benefit is determined as follows:

	2001	2000	1999
Service cost earned during the year	**$ 6,334**	$ 6,556	$ 8,545
Interest cost on projected benefit obligation	**17,359**	17,167	15,729
Expected return on plan assets	**(24,010)**	(23,348)	(19,598)
Amortization of unrecognized net asset	**(2,946)**	(2,946)	(3,017)
Amortization of accumulated gains	**(762)**	(444)	–
Amortization of unrecognized prior service cost	**199**	199	199
Net pension (benefit) cost	**$ (3,826)**	$ (2,816)	$ 1,858

Changes in the benefit obligation during the year:

	2001	2000	1999
Benefit obligation at beginning of year	**$224,556**	$229,094	$239,293
Service cost	**6,334**	6,556	8,545
Interest cost	**17,359**	17,167	15,729
Actuarial loss (gain)	**6,352**	(12,176)	(24,141)
Benefits paid	**(16,020)**	(16,085)	(14,956)
Curtailments	**9,032**	–	1,115
Special termination benefits	**–**	–	3,509
Benefit obligation at end of year	**$247,613**	$224,556	$229,094

Changes in pension plan assets during the year:

	2001	2000	1999
Fair value of plan assets at beginning of year	**$273,469**	$277,588	$252,224
Actual return on plan assets	**(1,319)**	11,850	40,279
Benefits paid	**(15,031)**	(15,969)	(14,915)
Fair value of plan assets at end of year	**$257,119**	$273,469	$277,588

Pension plan funding at December 31:

	2001	2000	1999
Funded status	$ 9,506	$48,913	$48,495
Unrecognized net gain	3,284	37,558	37,323
Unrecognized net assets	1,735	5,892	8,837
Unrecognized prior service cost	(1,672)	(1,896)	(2,093)
Accrued pension asset	$ 6,159	$ 7,359	$ 4,428
Expected long-term return on plan assets	8.50%	9.00%	8.75%
Discount rate on plan benefit obligations	7.50%	8.00%	7.75%
Expected future rate of salary increases	5.25%	5.25%	5.25%

Pension benefits are based on service years and average compensation using the five highest consecutive years of earnings in the last decade of employment. The pension plan measurement date is October 1, 2001, 2000 and 1999. Plan assets at December 31, 2001 include $27,142 of the Corporation's common stock at market value compared to $18,066 and $27,057 at December 31, 2000 and 1999, respectively. Plan assets also include investments in mutual funds, common stock, corporate bonds, common/collective trusts, separate accounts, U.S. government securities, and other investments.

The Corporation's postretirement benefit cost at December 31:

	2001	2000	1999
Service cost	$1,946	$2,333	$ 3,141
Interest cost	6,703	6,563	6,448
Amortization of unrecognized prior service costs	215	240	535
Net periodic postretirement benefit cost	$8,864	$9,136	$10,124

Changes in the postretirement benefit obligation during the year:

	2001	2000	1999
Benefit obligation at beginning of year	$86,973	$92,239	$98,347
Service cost	1,946	2,333	3,141
Interest cost	6,703	6,563	6,448
Plan participants' contributions	(5,361)	(5,719)	(4,652)
Increase due to actuarial loss (gain), change in discount rate, or other assumptions	(5,101)	(8,443)	(11,045)
Benefit obligation at end of year	$85,160	$86,973	$92,239

Accrued postretirement benefit liability at December 31:

	2001	2000	1999
Accumulated postretirement benefit obligation	$85,160	$86,973	$92,239
Unrecognized net gain	9,116	8,847	4,404
Unrecognized prior service cost (benefit)	2,505	(1,806)	(5,882)
Accrued postretirement benefit liability	$96,781	$94,014	$90,761

Postretirement benefit weighted average rate assumptions at October 1:

	2001	2000	1999
Medical trend rate	8%	8%	8%
Dental trend rate	5%	5%	5%
Ultimate health care trend rate	5%	5%	5%
Discount rate	7.50%	8.00%	7.75%

The above medical trend rates assumed for 2001, 2000 and 1999 were assumed to decrease .5% per year to the ultimate rate of 5% in 6 years. The postretirement plan measurement date is October 1 for 2001, 2000 and 1999.

Increasing the assumed health care cost trend by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 2001 by approximately $11,071 and increase the postretirement benefit cost for 2001 by $1,418. Likewise, decreasing the assumed health care cost trend by one percentage point in each year would decrease the accumulated postretirement benefit obligation as of December 31, 2001 by approximately $9,368 and decrease the postretirement benefit cost for 2001 by $1,152.

The Corporation's health care plan is a predominately managed care plan. Retired employees continue to be eligible to participate in the health care and life insurance plans. Employee contributions to the health care plan have been established as a flat dollar amount with periodic adjustments as determined by the Corporation. The health care plan is unfunded. Benefit costs are accrued based on actuarial projections of future payments. There are currently 3,049 active employees and 1,565 retired employees covered by these plans.

Employees may contribute a percentage of their compensation to a savings plan. A portion of employee contributions is matched by the Corporation and invested in Corporation stock purchased on the open market by trustees of the plan.

NOTE 7 - Stock Options and Warrants

The Corporation is authorized under provisions of the 1993 and 1999 Stock Incentive Programs to grant options to purchase 2,587,000 and 1,500,000 shares, respectively, of the Corporation's common stock to key executive employees, directors and other full time employees at a price not less than the fair market value of the shares on dates the options are granted. The options granted under the 1993 program may be either "Incentive Stock Options" or "Nonqualified Stock Options" as defined by the Internal Revenue Code; the difference in the option plans affects treatment of the options for income tax purposes by the individual employee and the Corporation. The options granted under the 1999 program are "Nonqualified Stock Options". The options under both plans are non-transferable and exercisable at any time after the vesting requirements are met. Option expiration dates are ten years from the grant date. Options vest under the 1993 plan at either 50% per year for two consecutive years, or at 33% per year for three consecutive years. Options vest under the 1999 plan at 50% per year for two consecutive years from the date of the grant. The options also have accelerated vesting periods for participant retirement, death, or disability, subject to a holding period of 6 months for the 1993 program and 12 months for the 1999 program. As of December 31, 2001, there are 497,116 and 361,525 remaining options available to be granted for the 1993 and 1999 Stock Incentive Programs, respectively.

In addition, the 1993 Stock Incentive Program provides for the grant of Stock Appreciation Rights. Stock Appreciation Rights provide the recipient with the right to receive payment in cash or stock equal to appreciation in value of the optioned stock from the date of grant in lieu of exercise of the stock options held. At December 31, 2001, there were no outstanding stock appreciation rights.

In 2000 and 2001, the Corporation granted stock options to purchase 570,000 and 600,000 shares, respectively, of the Corporation's common stock to key executive employees and directors. The options were granted as either "Incentive Stock Options" or "Nonqualified Stock Options" in accordance with Market Place Rules available under NASDAQ Stock Market regulations. Option expiration dates are ten years from the grant date. The stock options granted vest at either 50% per year for two consecutive years, or at 33% per year for three consecutive years.

Restricted stock awards are occasionally granted by the Corporation. The common shares covered by a restricted stock award may be sold or otherwise disposed of only after a minimum of three years from the grant date of the award. The difference between issue price and the fair market value on the date of issuance is recorded as compensation expense. The amount of compensation expense (benefit) recognized related to restricted stock awards was $(15) in 2001, $(319) in 2000 and $231 in 1999 before tax, respectively. The benefits in 2001 and 2000 related to employee forfeitures. Currently there are 3,800 shares of restricted stock outstanding.

The Corporation also issues, at its discretion, dividend payment rights in connection with the grant of stock options. These rights entitle the holder to receive, for each dividend payment right, an amount in cash equal to the aggregate amount of dividends that the Corporation has paid on each common share from the date on which such right becomes effective through the payout date. One third of these rights becomes vested on each anniversary after the grant. Payment is made when the rights are fully vested by the rightholder. The Corporation recognizes compensation expense accordingly. The amount of compensation expense (benefit) related to dividend payment rights recognized in 2001 was $(26) with $(335) in 2000 and $52 in 1999 before tax. The benefit in 2000 related to employee forfeitures. As of December 31, 2001, 258,000 dividend payment rights were outstanding.

The following table summarizes information about the stock-based compensation plan as of December 31, 2001, 2000 and 1999, and changes that occurred during the year:

	2001		2000		1999*	
	Shares (000)	**Weighted-Avg Exercise Price**	Shares (000)	Weighted-Avg Exercise Price	Shares (000)	Weighted-Avg Exercise Price
Outstanding beginning of year	**3,212**	**$13.91**	1,324	$20.28	759	$20.26
Granted	**1,352**	**10.96**	2,679	12.05	723	20.31
Exercised	**(34)**	**12.27**	–		(16)	17.50
Forfeited	**(300)**	**15.56**	(791)	18.25	(142)	20.67
Outstanding end of year	**4,230**	**$12.87**	3,212	$13.91	1,324	$20.28
Options exercisable at year end	**1,690**	**$14.64**	590	$19.28	527	$19.38
Avg Remaining Contractual Life	**8.37 yrs**		8.73 yrs		7.97 yrs	
Weighted-Avg fair value of options granted during the year	**$5.73**		$3.15		$4.70	

*Adjusted for July 22, 1999 2 for 1 stock dividend (See Note 23).

The following table summarizes the status of stock options outstanding and exercisable at December 31, 2001:

	Stock Options Outstanding			Stock Options Exercisable	
Range of Exercise Prices Per Share	Shares (000)	Weighted - Avg Remaining Contractual Life (Yrs.)	Weighted - Avg Exercise Price	Shares (000)	Weighted - Avg Exercise Price
$8.60 - $8.60	18	9.31	$ 8.60	18	$ 8.60
$8.99 - $8.99	669	9.42	8.99	12	8.99
$9.07 - $9.75	441	8.98	9.70	139	9.72
$11.20 - $11.46	210	9.71	11.21	–	–
$12.38 - $12.38	1,693	8.16	12.38	881	12.38
$13.12 - $14.38	565	9.41	14.03	89	13.18
$14.88 - $20.34	440	6.11	19.19	357	18.92
$20.69 - $21.13	94	5.17	20.74	94	20.74
$23.47 - $23.47	82	6.13	23.47	82	23.47
$23.63 - $23.63	18	6.40	23.63	18	23.63
$8.60 - $23.63	4,230	8.37	$12.87	1,690	$14.64

The Corporation continues to elect APB 25 for recognition of stock-based compensation expense. Under APB 25, expense is recognized based on the intrinsic value of the options. However, under the provision of FAS 123 the Corporation is required to estimate on the date of grant the fair value of each option using an option-pricing model. Accordingly, the Black-Scholes option pricing model is used with the following weighted-average assumptions: dividend yield of 1.8% for 2001, 4.5% for 2000 and 4.5% for 1999, expected volatility of 53.01% for 2001, 31.1% for 2000 and 28.5% for 1999, risk free interest rate of 5.10% for 2001, 5.87% for 2000 and 5.25% for 1999, and expected life of eight years. Had the Corporation adopted FAS 123, the amount of compensation expense that would have been recognized in 2001, 2000 and 1999 was $5,795, $4,367 and $1,831, respectively. The Corporation's net income and earnings per share would have been reduced to the pro forma amounts disclosed below:

		2001	2000	1999
Net income (loss)	As Reported:	**$98,580**	$(79,249)	$114,141
	Pro Forma:	**$94,402**	$(82,457)	$112,491
Basic and diluted earnings per share				
	As Reported:	**$1.64**	$(1.32)	$1.87
	Pro Forma:	**$1.57**	$(1.37)	$1.84

In connection with the 1998 acquisition of substantially all of the Commercial Lines Division of Great American Insurance Companies (GAI), an insurance subsidiary of the American Financial Group, Inc. (AFG), the Corporation issued warrants to AFG to purchase 6 million shares of Ohio Casualty Corporation common stock. The warrants provide for the purchase of the Corporation's common stock at $22.505 per share and expire in December 2003. The warrants may be settled through physical or net share settlement and thus have been recorded as equity in the financial statements at their estimated fair value. Estimated fair value was determined based on a third party appraisal of the warrants.

NOTE 8 — Reinsurance

In the normal course of business, the Group seeks to reduce the loss that may arise from catastrophes, including severe weather and terrorist activities, or other events that cause unfavorable underwriting results by reinsuring certain levels of risk with other insurers or reinsurers. In the event that such reinsuring companies might be unable at some future date to meet their obligations under the reinsurance agreements in force, the Group would continue to have primary liability to policyholders for losses incurred. The Group evaluates the financial condition of its reinsurers and monitors concentrations of credit risk to minimize its exposure to significant losses from reinsurer insolvencies. The following amounts are reflected in the financial statements as a result of reinsurance ceded:

	2001	2000	1999
Ceded premiums written, presented net	**$ 93,984**	$121,682	$96,610
Ceded premiums earned, presented net	**89,664**	122,923	72,297
Ceded losses incurred, presented net	**107,544**	38,751	19,346
Reserve for unearned premiums	**39,681**	35,361	36,603
Reserve for losses	**151,111**	83,897	75,882
Reserve for loss adjustment expenses	**17,626**	12,291	9,770
Reinsurance recoveries	**34,186**	25,935	22,875

NOTE 9 — Other Contingencies & Commitments

Annuities are purchased from other insurers to pay certain claim settlements. These payments are made directly to the claimants; should such insurers be unable to meet their obligations under the annuity contracts, the Group would be liable to claimants for the remaining amount of annuities. The claim reserves are presented net of the related annuities on the Corporation's balance sheet. The total amount of unpaid annuities was $21,509, $22,505 and $23,267 at December 31, 2001, 2000 and 1999, respectively.

The Corporation leases many of its operating and office facilities for various terms under long-term, non-cancelable operating lease agreements. The leases expire at various dates through 2006 and provide for renewal options ranging from one to five years. In the normal course of business, it is expected that these leases will be renewed or replaced by leases on other properties. The leases provide for increases in future minimum annual rental payments based on such measures as defined increases in the Consumer Price Index, increases in operating expenses, and pre-negotiated rates. Also, the agreements generally require the Corporation to pay executory costs (utilities, real estate taxes, insurance, and repairs). Lease expense and related items totaled $6,500, $5,900, and $4,100 during 2001, 2000 and 1999, respectively.

The following is a schedule by year of future minimum rental payments required under the operating lease agreements:

Year Ending December 31	Amount
2002	$ 5,724
2003	4,869
2004	2,993
2005	94
2006	15
	$13,695

Total minimum lease payments do not include contingent rentals that may be paid under certain leases because of use in excess of specified amounts. Contingent rental payments were not significant in 2001, 2000, or 1999.

In the fourth quarter of 2001, Ohio Casualty of New Jersey, Inc. (OCNJ) entered into an agreement to transfer its obligations to renew private passenger auto business in New Jersey to Proformance Insurance Company (Proformance). The transaction will effectively exit the Group from the New Jersey private passenger auto market. The Group continues to write private passenger auto in other markets. Under the terms of the transaction, the Group member OCNJ, will pay Proformance $40,600 to assume its renewal obligations. The amount was taken as a charge in the fourth quarter of 2001 and will be paid out over the course of twelve months beginning in early 2002. OCNJ may also have a contingent liability of up to $15,600 to be paid to Proformance to maintain a premiums-to-surplus ratio of 2.5 to 1 on the transferred business during the next three years. At December 31, 2001, it is not possible to determine the likelihood of this liability and, therefore, has not been recognized in the financial statements.

In the normal course of business, the Corporation and its subsidiaries are involved in lawsuits related to their operations. In each of the matters, the Corporation believes the ultimate resolution of such litigation will not result in any material adverse impact to operations or financial condition of the Corporation.

NOTE 10 — Losses and Loss Reserves

The following table presents a reconciliation of liabilities for losses and loss adjustment expenses:

	2001	2000	1999
Balance as of January 1, net of reinsurance recoverables of $96,188, $85,126 and $91,296	**$1,907,331**	$1,823,329	$1,865,643
Incurred related to:			
Current year	**1,145,545**	1,237,319	1,176,072
Prior years	**58,489**	56,846	(418)
	1,204,034	1,294,165	1,175,654
Paid related to:			
Current year	**520,232**	596,114	600,942
Prior years	**609,148**	614,049	617,026
Total paid	**1,129,380**	1,210,163	1,217,968
Balance as of December 31, net of reinsurance recoverables of $168,737, $96,188 and $85,126	**$1,981,985**	$1,907,331	$1,823,329

The 2001 and 2000 incurred loss and loss adjustment expenses for prior years changed due to an increase in severity as losses developed. The 2001 change was concentrated in the workers' compensation and general liability lines of business. The 2000 change was concentrated in the workers' compensation line of business.

The following table presents before-tax catastrophe losses incurred and the respective impact on the statutory loss ratio:

	2001	2000	1999
Incurred losses	**$34,577**	$36,181	$52,208
Statutory loss ratio effect	**2.3%**	2.4%	3.4%

In 2001, 2000 and 1999 there were 19, 24 and 27 catastrophes, respectively. The largest catastrophe in each year was $17,800, $7,095 and $17,900 in incurred losses. Additional catastrophes with over $1,000 in incurred losses numbered 4, 9 and 7 in 2001, 2000 and 1999. The additional catastrophes with over $1,000 in incurred losses included $3,000 of net of reinsurance losses related to the September 11, 2001 terrorist attacks in New York.

The effect of catastrophes on the Corporation's results cannot be accurately predicted. As such, severe weather patterns, acts of war or terrorist activities could have a material adverse impact on the Corporation's results.

Inflation has historically affected operating costs, premium revenues and investment yields as business expenses have increased over time. The long-term effects of inflation are considered when estimating the ultimate liability for losses and loss adjustment expenses. The liability is based on historical loss development trends which are adjusted for anticipated changes in underwriting standards, policy provisions and general economic trends. It is not adjusted to reflect the effect of discounting.

Reserves for asbestos-related illnesses and toxic waste cleanup claims cannot be estimated with traditional loss reserving techniques. In establishing liabilities for claims for asbestos-related illnesses and for toxic waste cleanup claims, management considers facts currently known and the current state of the law and coverage litigation. However, given the expansion of coverage and liability by the courts and the legislatures in the past and the possibilities of similar interpretations in the future, there is uncertainty regarding the extent of remediation. Accordingly, additional liability could develop. Estimated asbestos and environmental reserves are composed of case reserves, incurred but not reported reserves and reserves for loss adjustment expense. For 2001, 2000 and 1999, respectively, total case, incurred but not reported and loss adjustment expense reserves were $53,497, $40,368 and $41,098. Asbestos reserves were $31,792, $13,493 and $9,564 and environmental reserves were $21,705, $26,875 and $31,534 for those respective years. The increase in 2001 asbestos reserves related to additional claim development.

NOTE 11 — Earnings Per Share

Basic and diluted earnings per share are summarized as follows:

	2001	2000	1999
Income (loss) from continuing operations	**$98,580**	$(79,249)	$105,936
Average common shares outstanding - basic (000's)	**60,076**	60,075	61,126
Basic income (loss) from continuing operations per average share	**$1.64**	$(1.32)	$1.73
Average common shares outstanding	**60,076**	60,075	61,126
Effect of dilutive securities	**133**	–	13
Average common shares outstanding - diluted	**60,209**	60,075	61,139
Diluted income (loss) from continuing operations per average share	**$1.64**	$(1.32)	$1.73

Adjusted for July 22, 1999 2 for 1 stock dividend (See Note 23).

At December 31, 2001, 6,000,000 purchase warrants and 2,641,080 stock options were not included in earnings per share calculations for 2001 as they were antidilutive.

NOTE 12 — Quarterly Financial Information (Unaudited)

2001	*First*	*Second*	*Third*	*Fourth*
Premiums and finance charges earned	**$383,496**	**$376,574**	**$374,327**	**$372,281**
Net investment income	**51,280**	**52,120**	**53,068**	**55,917**
Investment gains realized	**12,613**	**42,419**	**71,033**	**56,875**
Net income (loss)	**(4,095)**	**16,651**	**44,228**	**41,796**
Basic net income (loss) per share	**(0.07)**	**0.28**	**0.74**	**0.70**
Diluted net income (loss) per share	**(0.07)**	**0.28**	**0.73**	**0.69**

As part of the Corporate Strategic Plan announced in the second quarter of 2001, the Corporation began to reallocate a portion of its equity portfolio holdings to fixed income holdings. Significant appreciation in the equity holdings sold as part of the reallocation contributed to the sizeable investment gains realized during 2001.

2000	First	Second	Third	Fourth
Premiums and finance charges earned	$387,188	$369,874	$394,015	$382,921
Net investment income	51,793	49,275	49,673	54,321
Investment gains (losses) realized	(6,308)	(2,387)	1,395	4,909
Net income (loss)	(75,013)	(8,198)	14,550	10,588)
Basic and diluted net income (loss) per share	(1.25)	(0.14)	0.24	(0.18)

The first quarter of 2000 was negatively impacted by approximately $33,000 due to write-offs to the agent relationships intangible asset. Positively impacting third quarter 2000 results by $22,100 was the settlement of the California Proposition 103 liability.

NOTE 13 — Comprehensive Income

Changes in accumulated other comprehensive income related to changes in unrealized gains (losses) on securities were as follows:

	2001	2000	1999
Unrealized holding gains (losses) arising during the period, net of taxes	**$ (678)**	$152,472	$ (56,994)
Less: Reclassification adjustment for gains included in net income, net of taxes	**134,867**	71,922	125,468
Net unrealized gains (losses) on securities, net of taxes	**$(135,545)**	$ 80,550	$(182,462)

NOTE 14 — Segment Information

The Corporation has determined its reportable segments based upon its method of internal reporting, which was organized by product line. The Corporation adopted a new Corporate Strategic Plan in the second quarter of 2001 that realigned its method of internal reporting during the quarter to three reportable segments. In accordance with SFAS 131, the Corporation has elected to restate prior period segment information in order to present comparable segment information. The new property and casualty segments are Standard Commercial Lines, Specialty Commercial Lines, and Personal Lines. Standard Commercial Lines includes workers' compensation, general liability, CMP, fire, inland marine, and commercial auto. Specialty Commercial Lines includes umbrella, fidelity and surety. Personal Lines includes private passenger auto, homeowners, fire, inland marine, and umbrella. These segments generate revenues by selling a wide variety of personal, commercial and surety insurance products. The Corporation also has an all other segment which derives its revenues from investment income and premium financing.

Each segment of the Corporation is managed separately. The property and casualty segments are managed by assessing the performance and profitability of the segments through analysis of industry financial measurements including statutory loss and loss adjustment expense ratios, statutory combined ratio, premiums written, premiums earned and statutory underwriting gain/loss. The following tables present this information by segment as it is reported internally to management. Asset information by reportable segment is not reported, since the Corporation does not produce such information internally.

Standard Commercial Lines	2001	2000	1999
Net premiums written	**$689,596**	$721,681	$720,755
% Increase (decrease)	**(4.4)%**	0.1%	42.5%
Net premiums earned	**707,635**	739,698	704,525
% Increase (decrease)	**(4.3)%**	5.0%	40.9%
Underwriting (loss) (before tax)	**(107,828)**	(215,193)	(166,305)
Loss ratio	**64.5%**	78.6%	69.9%
Loss expense ratio	**15.3%**	13.2%	12.4%
Underwriting expense ratio	**36.4%**	38.2%	40.3%
Combined ratio	**116.2%**	130.0%	122.6%

Specialty Commercial Lines	2001	2000	1999
Net premiums written	**$136,085**	$107,255	$102,499
% Increase (decrease)	**26.9%**	4.6%	103.0%
Net premiums earned	**130,559**	104,384	102,680
% Increase (decrease)	**25.1%**	1.7%	107.8%
Underwriting gain (before tax)	**9,880**	19,841	50,777
Loss ratio	**42.0%**	30.0%	9.1%
Loss expense ratio	**10.4%**	5.4%	(1.9)%
Underwriting expense ratio	**38.4%**	44.4%	43.5%
Combined ratio	**90.8%**	79.8%	50.7%

Personal Lines	2001	2000	1999
Net premiums written	**$ 646,504**	$ 676,457	$ 763,643
% Increase (decrease)	**(4.4)%**	(11.4)%	2.7%
Net premiums earned	**667,985**	688,939	747,103
% Increase (decrease)	**(3.0)%**	(7.8)%	4.0%
Underwriting (loss) (before tax)	**(120,740)**	(89,268)	(95,615)
Loss ratio	**73.4%**	73.1%	72.0%
Loss expense ratio	**12.1%**	10.8%	10.9%
Underwriting expense ratio	**33.7%**	29.6%	29.3%
Combined ratio	**119.2%**	113.5%	112.2%

Total Property & Casualty	2001	2000	1999
Net premiums written	**$1,472,185**	$1,505,393	$1,586,897
% Increase (decrease)	**(2.2)%**	(5.1)%	22.1%
Net premiums earned	**1,506,179**	1,533,021	1,554,308
% Increase (decrease)	**(1.8)%**	(1.4)%	22.6%
Underwriting loss (before tax)	**(218,688)**	(284,620)	(211,143)
Loss ratio	**66.5%**	72.8%	66.9%
Loss expense ratio	**13.4%**	11.6%	10.7%
Underwriting expense ratio	**35.4%**	34.8%	35.2%
Combined ratio	**115.3%**	119.2%	112.8%
Impact of catastrophe losses on combined ratio	**2.3%**	2.4%	3.4%

All other	2001	2000	1999
Revenues	**$ 8,036**	$ 4,146	$13,707
Expenses	**14,159**	14,366	20,814
Net income	**$(6,123)**	$(10,220)	$ (7,107)

Reconciliation of Revenues	2001	2000	1999
Net premiums earned for reportable segments	**$1,506,179**	$1,533,021	$1,554,308
Investment income	**211,017**	201,812	181,078
Realized gain (loss)	**198,298**	(5,904)	144,754
Miscellaneous income	**382**	444	(2,426)
Total property and casualty revenues (Statutory basis)	**1,915,876**	1,729,373	1,877,714
Property and casualty statutory to GAAP adjustment	**(21,909)**	3,150	8,658
Total revenues property and casualty (GAAP basis)	**1,893,967**	1,732,523	1,886,372
Other segment revenues	**8,036**	4,146	13,708
Total revenues	**$1,902,003**	$1,736,669	$1,900,080

Reconciliation of Underwriting Loss (before tax)	**2001**	2000	1999
Property and casualty underwriting loss (before tax) (Statutory basis)	**$(218,688)**	$(284,620)	$(211,143)
Statutory to GAAP adjustment	**(35,091)**	(28,175)	26,905
Property and casualty underwriting loss (before tax) (GAAP basis)	**(253,779)**	(312,795)	(184,238)
Net investment income	**212,385**	205,062	184,287
Realized gain (loss)	**182,940**	(2,391)	160,827
Other income	**(15,158)**	(19,578)	(23,987)
Income (loss) from continuing operations before income taxes	**$126,388**	$(129,702)	$136,889

NOTE 15 — Agent Relationships

The agent relationship asset is an identifiable intangible asset acquired in connection with the 1998 Great American Insurance Company (GAI) commercial lines acquisition. The Corporation follows the practice of allocating purchase price to specifically identifiable intangible assets based on their estimated values as determined by appropriate valuation methods. In the GAI acquisition, allocation of the purchase price was made to agent relationships and deferred policy acquisition costs as the Corporation believes it did not acquire any other significant specifically identifiable intangible assets. Periodically, agent relationships are evaluated as events or circumstances indicate a possible inability to recover their carrying amount. During the first quarter of 2000, the Group made the strategic decision to discontinue its relationship with Managing General Agents. The result was a write-off of the agent relationships asset by $42,170. In addition, the Corporation again wrote-off the agent relationships asset $3,801 in 2000 for further agent cancellations. In 2001, the Corporation further wrote off the agent relationships asset by $10,966 for additional agency cancellations and for certain agents determined to be impaired based on updated estimated future undiscounted cash flows that were insufficient to recover the carrying amount of the asset for the agent. The remaining portion of the agent relationships asset will be amortized on a straight-line basis over the remaining amortization period of approximately 22 years.

The purchase agreement with GAI called for an additional payment of up to $40,000 if annualized production of the transferred agents for the 18 month period ending June 1, 2000, equaled or exceeded production for the twelve months prior to the acquisition. The Ohio Casualty Insurance Company paid an additional $27,400 for the final payment. Of the $27,400 payment, $27,100 was paid in 2000, while the remaining $300 was paid in 2001. The final payment was added to the agent relationships asset for the acquisition and will be amortized over the remaining life.

NOTE 16 — Early Retirement Charge

During the second quarter of 2001, the Corporation adopted an early retirement plan. The early retirement plan was available to approximately 330 employees. Of the employees eligible to retire under the program, 147 accepted. The early retirement plan resulted in a one-time before-tax charge of $6,016, or $3,971 after-tax to 2001 results.

NOTE 17 — Statutory Accounting Information

The following information has been prepared on the basis of statutory accounting principles which differ from generally accepted accounting principles. The principal differences relate to deferred acquisition costs, reinsurance, assets not admitted for statutory reporting, California Proposition 103 reserve, agent relationships and the treatment of deferred federal income taxes.

	2001	2000	1999
Statutory net income (loss)	**$172,513**	$(81,223)	$109,172
Statutory policyholders' surplus	**767,503**	812,133	899,759

The Ohio Casualty Insurance Company (the Company), domiciled in Ohio, prepares its statutory financial statements in accordance with the accounting practices prescribed or permitted by the Ohio Insurance Department. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners (NAIC), as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed.

The Company received written approval from the Ohio Insurance Department to have the California Proposition 103 liability reported as a direct charge to surplus and not included as a charge in the 1995 statutory statement of operations. Following this same treatment, during 2000 the principal reduction in the Proposition 103 liability was taken as an increase to statutory surplus and not included in the statutory statements of operations.

For statutory purposes, agent relationships related to the GAI acquisition were taken as a direct charge to surplus.

In 1998, the NAIC adopted the Codification of Statutory Accounting Principles guidance, which replaced the former Accounting Practices and Procedures manual as the NAIC's primary guidance on statutory accounting. The new principles provide guidance for areas where statutory accounting had been silent and changed former statutory accounting in some areas. The Group implemented the Codification guidance effective January 1, 2001. The cumulative effect of adopting Codification reduced statutory policyholders' surplus by $21,694 on January 1, 2001.

The NAIC has developed a "Risk-Based Capital" formula for property and casualty insurers and life insurers. The formula is intended to measure the adequacy of an insurer's capital given the asset structure and product mix of the company. As of December 31, 2001, all insurance companies in the Group, with the exception of the Ohio Casualty of New Jersey, Inc. (OCNJ), exceeded the necessary capital. The exception for OCNJ is due to a temporary difference in the recognition of deferred taxes related to the $40,600 New Jersey transfer fee.

The Corporation is dependent on dividend payments from its insurance subsidiaries in order to meet operating expenses, debt obligations, and to pay dividends. Insurance regulatory authorities impose various restrictions and prior approval requirements on the payment of dividends by insurance companies and holding companies. At December 31, 2001, approximately $156,480 of statutory surplus was not subject to restriction or prior dividend approval requirements.

NOTE 18 — Bank Note Payable

During 1997, the Corporation signed a credit facility that makes available a $300,000 revolving line of credit. This line of credit was accessed in 1997 to refinance the outstanding term loan balance the Corporation had at that time. In 1998, the line of credit was used for capital infusion of $200,000 into the property and casualty subsidiaries due to the acquisition of the commercial lines division of GAI. The line of credit was again accessed during 1998 for the purchase of a building and to purchase shares. The remaining balance and any additional borrowings under the line of credit bear interest at a periodically adjustable rate (3.44% at December 31, 2001). The interest rate is determined on various bases including prime rates, certificate of deposit rates and the London Interbank Offered Rate. Interest incurred and related fees on borrowings amounted to $13,549, $16,075 and $14,385 in 2001, 2000 and 1999, respectively. The credit agreement contains financial covenants and provisions customary for such arrangements. Under the loan agreement the maximum permissible consolidated funded debt cannot exceed 30% of consolidated tangible net worth (as defined in the agreement) and statutory surplus cannot be less than $750,000. Effective March 30, 2001, the covenant was amended to require a minimum statutory surplus of $675,000 for the quarters ending March 31, 2001 and June 30, 2001, returning to minimum statutory surplus of $750,000 for subsequent quarters. The Corporation continues to review its financial covenants in the credit agreement in light of its operating losses. As of December 31, 2001, the Corporation was in compliance with these covenants. However, further deterioration of operating results, reductions in the equity portfolio valuation, or other changes in statutory surplus may lead to covenant violations, which could ultimately result in default.

The credit agreement expires in October 2002, with any outstanding loan balance due at that time. The Corporation is evaluating its capital requirements and is exploring ways to restructure and/or reduce its debt and strengthen its financial position. The Corporation has taken steps to strengthen its financial position by aggressively managing expenses and first reducing quarterly dividends to shareholders and later eliminating the current quarterly dividend in the first quarter of 2001. The Corporation will be required to obtain additional external funding, either in the form of debt or equity funding, in order to repay the balance of its current notes payable which comes due October 2002. While the Corporation believes that it should be able to obtain such external funding, the availability of such funding cannot be assured nor can the cost of such funding be evaluated at this time.

During 1999, the Corporation signed a $6,500 low interest loan with the state of Ohio used in conjunction with the home office purchase. The Corporation granted a mortgage on its home office property as security for the loan. As of December 31, 2001, the loan bears a fixed interest rate of 1%, increasing to 2% in December 2002, and increasing to the maximum rate of 3% in December 2004. The loan requires annual principal payments of approximately $630. The remaining balance at December 31, 2001 was $5,173. The loan expires in November 2009.

NOTE 19 — California Proposition 103

Proposition 103 was passed in the state of California in 1988 in an attempt to legislate premium rates for that state. The proposition required premium rate rollbacks for 1989 California policyholders while allowing for a "fair" return for insurance companies.

In 1998, the Administrative Law Judge issued a proposed ruling with a rollback liability of $24,428 plus interest. The Group established a contingent liability for the Proposition 103 rollback of $24,428 plus simple interest at 10% from May 8, 1989. This brought the total reserve to $52,318 at September 30, 2000. On October 25, 2000, the Group announced a settlement agreement for California Proposition 103 that was approved by the Commissioner of Insurance of the state of California. Under the terms of the settlement, the members of the Group agreed to pay $17,500 in refund premiums to eligible 1989 California policyholders. With this development, the total reserve was decreased to $17,500 as of December 31, 2000. This decrease in the reserve resulted in an increase in operating income and net income for the third quarter 2000, and had no effect on the statutory combined ratio reported. The Group began to make payments in the first quarter of 2001. The remaining liability was $7,816 as of December 31, 2001.

To date, the Group has paid approximately $5,713 in legal costs related to the California withdrawal and Proposition 103.

NOTE 20 — Shareholder Rights Plan

In December 1989, the Board of Directors adopted the Shareholders Rights Agreement (the Agreement). The Agreement is designed to deter coercive or unfair takeover tactics and to prevent a person(s) from gaining control of the Corporation without offering a fair price to all shareholders.

Under the terms of the Agreement, each outstanding common share is associated with one half of one common share purchase right, expiring in 2009. Currently, each whole right, when exercisable, entitles the registered holder to purchase one common share of the Corporation at a purchase price of $125 per share.

The rights become exerciseable for a 60 day period commencing 11 business days after a public announcement that a person or group has acquired shares representing 20 percent or more of the outstanding shares of common stock, without the prior approval of the board of directors; or 11 business days following commencement of a tender or exchange of 20 percent or more of such outstanding shares of common stock.

If after the rights become exercisable, the Corporation is involved in a merger, other business consolidation or 50 percent or more of the assets or earning power of the Corporation is sold, the rights will then entitle the rightholders, upon exercise of the rights, to receive shares of common stock of the acquiring company with a market value equal to twice the exercise price of each right.

The Corporation can redeem the rights for $0.01 per right at any time prior to becoming exercisable.

NOTE 21 — Discontinued Operations (Life Insurance)

Discontinued operations included the operations of Ohio Life, a subsidiary of The Ohio Casualty Insurance Company.

On October 2, 1995, the Company transferred its life insurance and related businesses through a 100% coinsurance arrangement to Employers' Reassurance Corporation and entered into an administrative and marketing agreement with Great Southern Life Insurance Company (Great Southern). In connection with the reinsurance agreement, $144,469 in cash and $161,401 of securities were transferred to Employers' Reassurance to cover the liabilities of $348,479. Ohio Life received an adjusted ceding commission of $37,641 as payment. After deduction of deferred acquisition costs, the net ceding commission from the transaction was

$17,284. During the fourth quarter of 1997, Great Southern legally replaced Ohio Life as the primary insurer for approximately 76% of the life insurance policies subject to the 1995 agreement.

At December 31, 1998, Great Southern had assumed 95% of the life insurance policies subject to the 1995 agreement. As a result of this assumption, the Corporation recognized an additional amount of unamortized ceding commission of $1,093 before tax during 1999.

During 1999, Great Southern replaced Employers' Reassurance on the 100% coinsurance treaty.

On December 31, 1999, the Company completed the sale of the Ohio Life shell, thereby transferring all remaining assets and liabilities, as well as reinsurance treaty obligations, to the buyer. The after-tax gain on this sale totaled $6,190, or $.11 per share.

For the year ended December 31, 1999, the discontinued life insurance operations had income before income taxes of $4,349 and net income of $4,270.

NOTE 22 — New Accounting Standards

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) 133 "Accounting for Derivative Instruments and Hedging Activities". This statement standardizes the accounting for derivative instruments by requiring those items to be recognized as assets or liabilities with changes in fair value reported in earnings or other comprehensive income in the current period. In June 1999, the FASB issued SFAS 137 which deferred the effective date of adoption of SFAS 133 for fiscal quarters of fiscal years beginning after June 15, 2000 (January 1, 2001 for the Corporation). The adoption of SFAS 133 has had an immaterial impact on the financial results of the Corporation.

In June 2001, the FASB issued SFAS 141, "Business Combinations," and SFAS 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill will no longer be amortized but will be subject to annual impairment tests in accordance with the standards. Other intangible assets will continue to be amortized over their useful lives. The Corporation will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. The Corporation does not expect that the adoption of the statement will have a material impact on the Corporation's financial position and results of operations. The Corporation's only current intangible asset, agent relationships, is reported on the balance sheet in accordance with the standards and is being amortized over its useful life. The agent relationships intangible asset is also evaluated periodically for possible impairment.

In August 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations for a disposal of a segment of a business. SFAS 144 is effective for fiscal years beginning after December 15, 2001 (January 1, 2002 for the Corporation). The Corporation does not expect that the adoption of the statement will have a material impact on the Corporation's financial position and results of operations.

NOTE 23 — Stock Dividend

On May 27, 1999, the Board of Directors declared a 2 for 1 stock split effective in the form of a 100% stock dividend of the outstanding common shares of record on July 1, 1999. The dividend was payable on July 22, 1999. The number of common shares outstanding, earnings per share, and stock option information for prior years have been adjusted to reflect the stock dividend.

Report of Independent Accountants

The Board of Directors and Shareholders, Ohio Casualty Corporation

We have audited the accompanying consolidated balance sheet of Ohio Casualty Corporation and subsidiaries as of December 31, 2001, and the related consolidated statements of income, shareholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ohio Casualty Corporation and subsidiaries at December 31, 2001, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Ernst & Young LLP
Cincinnati, Ohio
February 15, 2002

To the Board of Directors and Shareholders of Ohio Casualty Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders' equity, of comprehensive income and of cash flows present fairly, in all material respects, the financial position of Ohio Casualty Corporation and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 22 to the financial statements, the Company changed its method of accounting for insurance-related assessments in 1999.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Cincinnati, Ohio
February 16, 2001

Directors and Officers*



Ohio Casualty Corporation And Subsidiaries

Directors

Terrence J. Baehr
Arthur J. Bennert
Jack E. Brown
Dan R. Carmichael, CPCU
Catherine E. Dolan
Wayne R. Embry
Vaden Fitton
Stephen S. Marcum
Stanley N. Pontius – *Chairman of the Board*
Edward T. Roeding
Howard L. Sloneker III

Corporate Officers

Dan R. Carmichael, CPCU – *President and Chief Executive Officer***
Donald F. McKee – *Chief Financial Officer***
Howard L. Sloneker III – *Senior Vice President and Secretary***
Debra K. Crane, JD – *Senior Vice President and General Counsel***
A. Larry Sisk, *Vice President and Treasurer*
Dennis E. McDaniel, CPCU, *Vice President and Controller*

Property-Casualty Insurance Subsidiaries

Director

Daniel J. Megel

Executive Officers

John S. Busby, CPCU – *Executive Vice President and Chief Operating Officer/ Specialty Commercial Lines*
Jeffery L. Haniewich, JD, CIC – *Executive Vice President and Chief Operating Officer/Standard Commercial Lines*
Elizabeth M. Riczko, FCAS, MAAA, CPCU, CFM, CMA – *Executive Vice President and Chief Operating Officer/Personal Lines*
John E. Bade, Jr. – *Senior Vice President/Marketing*
Ralph G. Goode, CPCU, CLU – *Senior Vice President/Claims*
John S. Kellington – *Chief Technology Officer*
Richard B. Kelly, JD, CPCU, FLMI, CFA – *Senior Vice President/Investments*
Thomas E. Schadler – *Chief Actuary*

Vice Presidents/Regional Vice Presidents

Michael L. Akin, CPCU
Jay R. Baas, CPCU
Phillip M. Boyd
Michael J. Brennan, CPCU
Betsy T. Douglass, CPCU
William G. Erickson
Lloyd E. Geary, CPCU
Harold M. Good
David J. Hasler
George H. Henehan 2, CPCU
Daniel F. Henke, FCAS, MAAA
Richard P. Hildbold
Harry E. Hunter, CPCU
Russell F. Kelly, CPCU
George R. Kesl
Kurt F. Krueger
Philip R. Lucca, CPCU
J. Wilson Phillips
Bruce A. Rutherford
Derrick D. Shannon, FCAS, MAAA
Michael E. Sullivan, Jr.
Richard C. Todd
Jane C. White, CPCU
Stephen T. Williams

Assistant Vice Presidents/ Assistant Secretaries

John D. Baird
Thomas L. Caldwell
Jeffrey A. Cruey, CPCU
Cindy L. Denney
Robert D. Fehrenbach
Lisa A. Hays
Richard K. Hinchman
Kevin J. Kelley
Judith M. Kuschill, FCLA
William S. Lawrence, *Asst. VP and Asst. Secretary*
James S. Lechler
John R. Linneman
David L. McClain
Curtis M. Nichols, CPCU
Charles E. Peck
Brenda J. Reed
Mark T. Rutherford
Mark E. Schmidt, *Asst. VP and Asst. Secretary*
Lynn C. Schoel
Todd E. Taylor
Richard J. Thomas
James J. Tuohy
G. Michael Ulreich
James F. Wasson
Karol J. Wolf

**As of February 21, 2002*
***Denotes Executive Officer*

Corporate Vision:

To be a top-flight, mid-sized insurer distinguished by:

- Superior speed and flexibility serving our agents and our policyholders;
- Distinctive local market knowledge and agent relationships;
- Rigorous execution in underwriting, pricing and claims; and
- A competitive return on equity.

Values:

- Customer-driven Quality
- Innovation
- Teamwork
- Integrity
- Stewardship

OHIO CASUALTY CORPORATION
Headquarters: 9450 Seward Road ○ Fairfield, Ohio 45014-5456